UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2022

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.

(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

TABLE OF CONTENTS	Page

Consolidated Condensed Balance Sheet

Consolidated Condensed Income Statements

Consolidated Condensed Statements of Comprehensive Income

Consolidated Statements of Changes in Stockholders' Equity

Consolidated Condensed Statement of Cash Flows

1.Introduction, presentation of condensed consolidated financial statements and other information

2.Basis of consolidation

3.Financial assets

4.Non-current assets held for sale

5.Investments in associates and joint ventures

6.Tangible assets

7.Intangible assets - Goodwill

8.Intangible assets - Other intangible assets

9.Financial liabilities

10.Provision for legal and administrative proceedings, commitments and other provisions

11.Stockholders’ equity

12.Income Tax

13.Detailing of income accounts

14.Employee Benefit Plan

15.Operating segments

16.Related party transactions

17.Fair value of financial assets and liabilities

18.Other disclosures

19.Subsequent Events

APPENDIX I - STATEMENTS OF VALUE ADDED

Performance Review

Composition of Management Bodies as of June  30, 2022

Declaration of Directors on the Financial Statements

Directors' Statement on Independent Auditors

2

Consolidated Condensed Balance Sheet

	Note	6/30/2022	Bank 12/31/2021

Cash		16,427,926	16,657,201

Financial Assets Measured At Fair Value Through Profit Or Loss	3.a	46,118,844	18,858,842
Debt instruments		3,895,457	3,122,017
Balances With The Brazilian Central Bank		42,223,387	15,736,825

Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	3.a	84,614,433	70,570,665
Debt instruments		56,237,629	47,752,595
Equity instruments		2,566,121	2,020,610
Trading derivatives	17	25,810,683	20,797,460

Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	3.a	1,073,291	870,162
Loans and advances to customers		958,093	392,455
Equity instruments		115,198	477,707

Financial Assets Measured At Fair Value Through Other Comprehensive Income	3.a	69,358,624	101,241,787
Debt instruments		69,321,938	101,212,600
Equity instruments		36,686	29,187

Financial Assets Measured At Amortized Cost	3.a	656,610,480	633,241,352
Loans and amounts due from credit institutions		97,562,448	95,664,754
Loans and advances to customers		470,881,797	464,451,587
Debt instruments		88,166,235	73,125,011

Hedging Derivatives	17	385,637	342,463

Non-Current Assets Held For Sale	4	763,248	816,345

Investments in Associates and Joint Ventures	5.a	1,682,179	1,232,646

Tax Assets		44,328,876	41,757,332
Current		5,351,254	4,117,035
Deferred		38,977,622	37,640,297

Other Assets		9,052,043	6,049,028

Tangible Assets	6	8,295,156	8,783,785

Intangible Assets		31,141,026	30,786,788
Goodwill	7	27,891,504	27,915,469
Other intangible assets	8	3,249,522	2,871,319

Total Assets		969,851,763	931,208,396

LIABILITIES AND STOCKHOLDERS' EQUITY
	Notes	6/30/2022	Bank 12/31/2021

Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	9.a	40,785,991	36,952,567
Trading derivatives	17	27,336,333	24,172,008
Short positions	17	13,449,658	12,780,559

Financial Liabilities Measured At Fair Value Through Profit Or Loss	9.a	8,829,274	7,459,784
Other financial liabilities		8,829,274	7,459,784

Financial Liabilities Measured at Amortized Cost	9.a	782,113,236	750,093,694
Deposits from Brazilian Central Bank and deposits from credit institutions		120,527,760	121,005,909
Customer deposits		473,882,976	468,961,069
Marketable debt securities		95,679,514	79,036,792
Debt Instruments Eligible to Compose Capital		19,131,625	19,641,408
Other financial liabilities		72,891,361	61,448,516

Hedging Derivatives	17	117,421	446,973

Provisions	10	10,426,420	11,604,482
Provisions for pension funds and similar obligations		1,703,745	2,728,126
Provisions for judicial and administrative proceedings, commitments and other provisions		8,722,675	8,876,356

Tax Liabilities		8,709,396	8,175,023
Current		6,010,235	5,949,833
Deferred		2,699,161	2,225,190

Other Liabilities		10,602,117	10,501,378

Total Liabilities		861,583,855	825,233,901

Stockholders' Equity	11	111,870,588	109,046,574
Share Capital	11.a	55,000,000	55,000,000
Reserves	11.c	54,750,154	48,880,561
Treasury shares	11.d	(1,123,063)	(713,039)
Profit for the period attributable to the Parent		7,943,497	15,528,052
Less: Dividends and remuneration	11.b	(4,700,000)	(9,649,000)

Other Comprehensive Income		(4,067,041)	(3,406,428)

Stockholders' Equity Attributable to the Parent		107,803,547	105,640,146

Non - Controlling Interests		464,361	334,349

Total Stockholders' Equity		108,267,908	105,974,495
Total Liabilities and Stockholders' Equity		969,851,763	931,208,396

The explanatory notes are an integral part of the condensed consolidated financial statements.

Consolidated Condensed Income Statements

	Note	01/01 to 06/30/2022	01/01 to 06/30/2021
1. Cash Flows From Operating Activities
Net income for the period		8,006,962	8,072,414
Adjustments to profit		18,116,464	65,948,608
Depreciation of tangible assets	6.a	924,821	968,052
Amortization of intangible assets	8	332,125	287,785
Impairment losses on other assets (net)		56,459	9,869
Provisions and Impairment losses on financial assets (net)		12,260,790	8,680,470
Net Gains (losses) on disposal of tangible assets, investments and non-current assets held for sale		(81,700)	(79,639)
Income from companies accounted by the equity method	5.a	(65,859)	(76,525)
Deferred tax assets and liabilities		(395,657)	99,554
Monetary Adjustment of Escrow Deposits		(297,401)	(104,943)
Recoverable Taxes		(272,715)	(155,146)
Effects of Changes in Foreign Exchange Rates on Cash and Cash Equivalents		(983)	(5,325)
Effects of Changes in Foreign Exchange Rates on Assets and Liabilities		5,677,027	56,843,360
Other		(20,443)	(518,904)
Net (increase) decrease in operating assets		(38,021,939)	(42,053,961)
Financial Assets Measured At Fair Value Through Profit Or Loss		(27,260,002)	(21,593,899)
Other financial assets measured at fair value through profit or loss		(18,036,339)	8,035,379
Financial Assets Measured at Fair Value in Results Retained for Trading		(203,129)	26,389
Financial Assets Measured at Fair Value through Other Comprehensive Income		31,547,166	1,967,030
Financial Assets Measured At Amortized Cost		(19,641,332)	(36,284,389)
Other assets		(4,428,303)	5,795,529
Net increase (decrease) in operating liabilities		18,518,244	(18,749,478)
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading		3,833,424	(16,418,433)
Financial Liabilities Measured At Fair Value Through Profit Or Loss		1,369,490	918,208
Financial liabilities at amortized cost		14,875,435	(1,968,304)
Other liabilities		(1,560,105)	(1,280,949)
Tax paid		(2,090,499)	(2,441,278)
Total net cash flows from operating activities (1)		4,529,232	10,776,305
2. Cash Flows From Investing Activities
Investments		(1,628,549)	(863,098)
Subsidiary acquisition, less net cash on acquisition		(406,920)	-
Tangible assets		(583,389)	(513,836)
Intangible assets		(471,849)	(186,878)
Non-collective assets for sale		(166,391)	(162,384)
Disposal		300,335	952,189
Tangible assets		93,452	603,315
Non-Current Assets Held For Sale		166,335	302,110
Dividends and interest on capital received		40,548	46,764
Total net cash flows from investing activities (2)		(1,328,214)	89,091
3. Cash Flows From Financing Activities
Acquisition and Alienation of own shares	11.d	(410,024)	81,588
Issuance of other long-term liabilities		38,506,347	52,241,942
Dividends and interest on capital paid		(4,284,788)	(4,090,315)
Payments of other long-term liabilities		(22,123,313)	(47,452,855)
Interest Payments on Debt Instruments Eligible to Capital		(437,864)	(457,600)
Net increase in non-controlling interests		20,446	(4,339)
Capital Increase in Subsidiaries, by Non-Controlling Interests		41,348	-

Total net cash flows from financing activities (3)		11,312,152	318,421
Exchange variation on Cash and Cash Equivalents (4)		983	5,325
Net Increase in Cash and cash equivalents (1+2+3+4)		14,514,153	11,189,142
Cash and cash equivalents at the beginning of the period		32,668,749	28,446,808
Cash and cash equivalents at the end of the period		47,182,902	39,635,950

Consolidated Condensed Statements of Comprehensive Income

		04/01 a 06/30/2022	04/01 a 06/30/2021	01/01 a 06/30/2022	01/01 a 06/30/2021
Profit for the Period		4,187,524	4,009,447	8,006,962	8,072,414

Other Comprehensive Income that will be subsequently reclassified for profit or loss when specific conditions are met:	.	(409,160)	(135,741)	(793,047)	(1,543,300)

Financial Assets Measured At Fair Value Through Other Comprehensive Income	.	(55,417)	154,315	(406,681)	(1,027,178)
Financial Assets Measured At Fair Value Through Other Comprehensive Income	.	(143,236)	212,399	(593,831)	(1,962,908)
Income taxes	.	87,819	(58,084)	187,150	935,730

Cash flow hedges		(353,743)	(290,056)	(386,366)	(516,122)
Valuation adjustments		(610,336)	(396,986)	(742,578)	(830,871)
Income taxes		256,593	106,930	356,212	314,749

Other Comprehensive Income that won't be reclassified for Net income:		32,751	136,846	132,434	121,752

Defined Benefits plan		32,751	136,846	132,434	121,752
Defined Benefits plan		96,755	266,230	318,475	266,230
Income taxes		(64,004)	(129,384)	(186,041)	(144,478)

Total Comprehensive Income		3,811,115	4,010,552	7,346,349	6,650,866
Attributable to the parent		3,766,312	4,000,278	7,282,884	6,631,141
Attributable to non-controlling interests		44,803	10,274	63,465	19,725
Total		3,811,115	4,010,552	7,346,349	6,650,866

The explanatory notes are an integral part of the condensed consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity

		Stockholders´ Equity Attributable to the Parent

	Note	Share Capital	Reserves	Treasury shares	Profit Attributed to the Parent	Dividends and Remuneration	Stockholders´ Equity Attributable to the Parent	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Defined Benefits plan	Translation adjustments investment abroad	Gains and losses - Cash flow hedge and Investment	Total	Non-controlling Interests	Total Stockholders´ Equity
Balances at December 31, 2020		57,000,000	40,414,981	(791,358)	13,418,529	(3,837,085)	106,205,067	2,342,129	(3,190,913)	859,370	(438,666)	105,776,987	312,885	106,089,872
Total comprehensive income		-	-	-	8,052,689	-	8,052,689	(1,027,178)	121,752	-	(516,122)	6,631,141	19,725	6,650,866
Consolidated Net Income for the Period		-	-	-	8,052,689	-	8,052,689	-	-	-	-	8,052,689	19,725	8,072,414
Other comprehensive income		-	-	-	-	-	-	(1,027,178)	121,752	-	(516,122)	(1,421,548)	-	(1,421,548)
Financial Assets Measured At Fair Value Through Other Comprehensive Income		-	-	-	-	-	-	(1,027,178)	-	-	-	(1,027,178)	-	(1,027,178)
Employee benefit plan		-	-	-	-	-	-	-	121,752	-	-	121,752	-	121,752
Gain and loss - Cash flow and investment hedge		-	-	-	-	-	-	-	-	-	(516,122)	(516,122)	-	(516,122)
Appropriation of net income from prior years		-	13,418,529	-	(13,418,529)	-	-	-	-	-	-	-	-	-
Spin-Off	11.a	(2,000,000)	(1,167,674)	-	-	-	(3,167,674)	-	-	-	-	(3,167,674)	-	(3,167,674)
Dividends and interest on capital from prior years	11.b	-	(3,837,085)	-	-	3,837,085	-	-	-	-	-	-	-	-
Dividends and interest on capital	11.b	-	-	-	-	(3,000,000)	(3,000,000)	-	-	-	-	(3,000,000)	-	(3,000,000)
Treasury shares	11.d	-	-	81,588	-	-	81,588	-	-	-	-	81,588	-	81,588
Other		-	(270,841)	-	-	-	(270,841)	-	-	-	-	(270,841)	(4,339)	(275,180)
Balances at June 30, 2021		55,000,000	48,557,910	(709,770)	8,052,689	(3,000,000)	107,900,829	1,314,951	(3,069,161)	859,370	(954,788)	106,051,201	328,271	106,379,472

Balances at December 31, 2021		55,000,000	48,880,561	(713,039)	15,528,052	(9,649,000)	109,046,574	(47,576)	(2,924,221)	859,370	(1,294,001)	105,640,146	334,349	105,974,495
Total comprehensive income		-	-	-	7,943,497	-	7,943,497	(406,681)	132,434	-	(386,366)	7,282,884	63,465	7,346,349
Net Income Attributable to the Parent Company		-	-	-	7,943,497	-	7,943,497	-	-	-	-	7,943,497	63,465	8,006,962
Other comprehensive income		-	-	-	-	-	-	(406,681)	132,434	-	(386,366)	(660,613)	-	(660,613)
Financial Assets Measured At Fair Value Through Other Comprehensive Income		-	-	-	-	-	-	(406,681)	-	-	-	(406,681)	-	(406,681)
Employee benefit plan		-	-	-	-	-	-	-	132,434	-	-	132,434	-	132,434
Gain and loss - Cash flow and investment hedge		-	-	-	-	-	-	-	-	-	(386,366)	(386,366)	-	(386,366)
Appropriation of net income from prior years		-	15,528,052	-	(15,528,052)	-	-	-	-	-	-	-	-	-
Dividends and interest on capital from prior years	11.b	-	(9,649,000)	-	-	9,649,000	-	-	-	-	-	-	-	-
Dividends and interest on capital	11.b	-	-	-	-	(4,700,000)	(4,700,000)	-	-	-	-	(4,700,000)	-	(4,700,000)
Treasury shares	11.d	-	-	(410,024)	-	-	(410,024)	-	-	-	-	(410,024)	-	(410,024)
Other		-	(9,459)	-	-	-	(9,459)	-	-	-	-	(9,459)	66,547	57,088
Balances as of June 30, 2022		55,000,000	54,750,154	(1,123,063)	7,943,497	(4,700,000)	111,870,588	(454,257)	(2,791,787)	859,370	(1,680,367)	107,803,547	464,361	108,267,908

The explanatory notes are an integral part of the condensed consolidated financial statements.

Consolidated Condensed Statement of Cash Flows

	Note	01/01 to 06/30/2022	01/01 to 06/30/2021
1. Cash Flows From Operating Activities
Net income for the period		8,006,962	8,072,414
Adjustments to profit		18,116,464	65,948,608
Depreciation of tangible assets	6.a	924,821	968,052
Amortization of intangible assets	8	332,125	287,785
Impairment losses on other assets (net)		56,459	9,869
Provisions and Impairment losses on financial assets (net)		12,260,790	8,680,470
Net Gains (losses) on disposal of tangible assets, investments and non-current assets held for sale		(81,700)	(79,639)
Income from companies accounted by the equity method	5.a	(65,859)	(76,525)
Deferred tax assets and liabilities		(395,657)	99,554
Monetary Adjustment of Escrow Deposits		(297,401)	(104,943)
Recoverable Taxes		(272,715)	(155,146)
Effects of Changes in Foreign Exchange Rates on Cash and Cash Equivalents		(983)	(5,325)
Effects of Changes in Foreign Exchange Rates on Assets and Liabilities		5,677,027	56,843,360
Other		(20,443)	(518,904)
Net (increase) decrease in operating assets		(38,021,939)	(42,053,961)
Financial Assets Measured At Fair Value Through Profit Or Loss		(27,260,002)	(21,593,899)
Other financial assets measured at fair value through profit or loss		(18,036,339)	8,035,379
Financial Assets Measured at Fair Value in Results Retained for Trading		(203,129)	26,389
Financial Assets Measured at Fair Value through Other Comprehensive Income		31,547,166	1,967,030
Financial Assets Measured At Amortized Cost		(19,641,332)	(36,284,389)
Other assets		(4,428,303)	5,795,529
Net increase (decrease) in operating liabilities		18,518,244	(18,749,478)
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading		3,833,424	(16,418,433)
Financial Liabilities Measured At Fair Value Through Profit Or Loss		1,369,490	918,208
Financial liabilities at amortized cost		14,875,435	(1,968,304)
Other liabilities		(1,560,105)	(1,280,949)
Tax paid		(2,090,499)	(2,441,278)
Total net cash flows from operating activities (1)		4,529,232	10,776,305
2. Cash Flows From Investing Activities
Investments		(1,628,549)	(863,098)
Subsidiary acquisition, less net cash on acquisition		(406,920)	-
Tangible assets		(583,389)	(513,836)
Intangible assets		(471,849)	(186,878)
Non-collective assets for sale		(166,391)	(162,384)
Disposal		300,335	952,189
Tangible assets		93,452	603,315
Non-Current Assets Held For Sale		166,335	302,110
Dividends and interest on capital received		40,548	46,764
Total net cash flows from investing activities (2)		(1,328,214)	89,091
3. Cash Flows From Financing Activities
Acquisition of own shares	11.d	(410,024)	81,588
Issuance of other long-term liabilities		38,506,347	52,241,942
Dividends and interest on capital paid		(4,284,788)	(4,090,315)
Payments of other long-term liabilities		(22,123,313)	(47,452,855)
Interest Payments on Debt Instruments Eligible to Capital		(437,864)	(457,600)
Net increase in non-controlling interests		20,446	(4,339)
Capital Increase in Subsidiaries, by Non-Controlling Interests		41,348	-

Total net cash flows from financing activities (3)		11,312,152	318,421
Exchange variation on Cash and Cash Equivalents (4)		983	5,325
Net Increase in Cash and cash equivalents (1+2+3+4)		14,514,153	11,189,142
Cash and cash equivalents at the beginning of the period		32,668,749	28,446,808
Cash and cash equivalents at the end of the period		47,182,902	39,635,950

The explanatory notes are an integral part of the condensed consolidated financial statements.

1.     Introduction, presentation of condensed consolidated financial statements and other information

a)   Introduction

Banco Santander (Brasil) S.A. (Banco Santander or Banco), controlled directly and indirectly by Banco Santander, S.A., headquartered in Spain (Banco Santander Espanha), is the leading institution of the Financial and Prudential Conglomerates (Conglomerate Santander) before the Central Bank of Brazil (Bacen), constituted as a joint stock company, headquartered at Avenida Presidente Juscelino Kubitschek, 2041 and 2235 - Bloco A - Vila Olímpia - São Paulo - SP. Banco Santander operates as a multiple-service bank and develops its operations through commercial, investment, credit, financing and investment, real estate credit, leasing and foreign exchange portfolios. Through its subsidiaries, it also operates in the payment institution, consortium management, securities brokerage, insurance brokerage, consumer finance, digital platforms, benefit management, management and recovery of non-performing loans, capitalization and private pension markets. , and supply and administration of food, meal and other vouchers. Operations are conducted in the context of a group of institutions that operate in an integrated manner in the financial market. The benefits and costs corresponding to the services provided are absorbed between them and are carried out in the normal course of business and under commutative conditions.

The Board of Directors authorized the issuance of the Consolidated Financial Statements for the semester ended June 30, 2022 at the meeting held on July 27, 2022.

The aforementioned Financial Statements and the documents that comprise them were subject to an unqualified report by the Independent Auditors, a recommendation for approval issued by the Bank's Audit Committee and a favorable opinion from the Fiscal Council of Banco Santander.

b)   Basis of presentation of the condensed consolidated financial statements

The Condensed Consolidated Financial Statements were prepared in accordance with the International Financial Reporting Standards (IFRS) standards issued by the International Accounting Standards Board (IASB), and the interpretations issued by the IFRS Interpretations Committee (current name of the International Financial Reporting Interpretations Committee – IFRIC). All relevant information specifically related to Banco Santander's financial statements, and only in relation to these, is being evidenced, and corresponds to the information used by Banco Santander in its management.

c)   Other information

c.1) Adoption of new standards and interpretations

The following changes to standards were adopted for the first time for the year beginning January 1, 2022:

• Amendments to IFRS 9, IAS 39, IFRS 7 "Financial Instruments", IFRS 4 "Insurance Contracts" and IFRS 16 "Leasing":the changes provided for in Phase 2 of the IBOR reform address issues that may affect the financial statements during the reform a reference interest rate, including the effects of changes in contractual cash flows or hedging relationships arising from the replacement of a rate with an alternative reference rate (substitution issues). The effective date of application of this amendment is January 1, 2021. The Group's contracts linked to LIBOR are being reviewed between the parties and will be updated by the respective alternative rates disclosed, plus a spread. Management estimates that the updated cash flows will be economically equivalent to the original, and does not expect material impacts related to this replacement.

The above implementations have had no significant impact on these Financial Statements.

Rules and interpretations that will come into force after June 30, 2022

As of the date of preparation of these condensed individual and consolidated financial statements, the following rules that have an effective adoption date after January 01, 2022 and have not yet been adopted by the Bank are:

• Amendment to IAS 37 “Provision, Contingent Liabilities and Contingent Assets”: In May 2020, the IASB issued this amendment to clarify that, for the purposes of assessing whether a contract is onerous, the cost of performing the contract includes the incremental costs of performance of that contract and an allocation of other costs that directly relate to the performance of this contract. The effective date of application of this amendment is 1st. January 2022.

• IFRS 17 - In May 2017, the IASB issued the IFRS for insurance contracts that aims to replace IFRS 4. IFRS 17 has an implementation date of January 1, 2023. This standard aims to demonstrate greater transparency and information useful in the financial statements, one of the main changes being the recognition of earnings as insurance services are delivered, in order to assess the performance of insurers over time. Banco Santander is evaluating the possible impacts upon adoption of the standard.

• Amendment to IFRS 3 “Business Combinations”: issued in May 2020, with the aim of replacing references from the old version of the conceptual framework to the most recent one. The amendment to IFRS 3 is effective from January 1, 2022.

• Annual Improvements – 2018-2020 Cycle: In May 2020, the IASB issued the following changes as part of the annual improvement process, applicable from January 1, 2022:

(i) IFRS 9 - "Financial Instruments" - clarifies which rates must be included in the 10% test for the write-off of financial liabilities.

(ii) IFRS 16 - "Leases" - amendment of example 13 in order to exclude the example of lessor payments related to improvements in the leased property.

(iii) IFRS 1 "First-time Adoption of International Financial Reporting Standards" - simplifies the application of said standard by a subsidiary that adopts IFRS for the first time after its parent company, in relation to the measurement of the accumulated amount of exchange rate variations.

• Amendment to IAS 1 "Presentation of Financial Statements": the objective is to clarify that liabilities are classified as current or non-current, depending on the rights that exist at the end of the period. The classification is not affected by the entity's expectations or events after the reporting date. The amendments to IAS 1 are effective as of January 1, 2023.

• Amendment to IAS 8 - Accounting Policies, Change in Estimate and Error Rectification: clarifies how entities must distinguish changes in accounting policies from changes in accounting estimates, as changes in accounting estimates are prospectively applied to future transactions and other events futures, but changes in accounting policies are generally applied retrospectively to past transactions and other past events, as well as to the current period. This amendment is effective as of January 1, 2023.

• Amendment to IAS 12 - Income Taxes: requires entities to recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. This typically applies to lease transactions (right-of-use assets and lease liabilities) and decommissioning and restoration obligations, as an example, and will require the recognition of additional deferred tax assets and liabilities. This amendment is effective as of January 1, 2023.

There are no other IFRS standards or IFRIC interpretations that have not yet come into force that could have a significant impact on the Bank's financial statements.

c.2) Estimates used

The consolidated results and the calculation of consolidated equity are impacted by the accounting policies, assumptions, estimates and measurement methods used by the Bank's directors in the preparation of consolidated financial statements. The Bank makes estimates and assumptions that affect the reported amounts of assets and liabilities of future periods. All estimates and assumptions required, in accordance with IFRS, are the best estimates in accordance with the applicable standard.

In Condensed Consolidated Financial Statements, estimates are made by management of the Bank and consolidated entities in order to quantify certain assets, liabilities, revenues and expenses and disclosures of explanatory notes.

c.2.1) Critical estimates

The critical estimates and assumptions that have the most significant impact on the accounting balances of certain assets, liabilities, revenues and expenses and in the disclosure of explanatory notes, are described below:

i. Valuation of the fair value of certain financial instruments

Financial instruments are initially recognized at fair value and those that are not measured at fair value through profit or loss are adjusted for transaction costs.

Financial assets and liabilities are subsequently measured at the end of each period using valuation techniques. This calculation is based on assumptions, which consider the Management's judgment based on information and market conditions existing at the balance sheet date.

Banco Santander classifies the measurements at fair value using the hierarchy of fair value that reflects the model used in the measurement process, segregating the financial instruments between Levels I, II or III.

The notes 2.e and 46.c8 of the Consolidated Financial Statements of December 31, 2021, present the accounting practice and sensitivity analysis for the Financial Instruments, respectively.

ii. Provisions for losses on credits due to impairment

The carrying amount of impaired financial assets is adjusted by recording a provision for loss as a debit of “Losses on financial assets (net) – Financial assets measured at amortized cost” in the consolidated income statement. The reversal of previously recorded losses is recognized in the consolidated income statement in the period in which the impairment decreases and can be objectively related to an impairment event.

To individually measure the impairment loss of loans evaluated for impairment, the Bank considers the conditions of the counterparty, such as its economic and financial situation, level of indebtedness, income generation capacity, cash flow, management, corporate governance and quality of internal controls, payment history, industry experience, contingencies and credit limits, as well as asset characteristics, such as their nature and purpose, type, sufficiency and guarantees of liquidity level and total credit amount , and also based on historical impairment experience and other circumstances known at the time of the valuation.

To measure the impairment loss of loans collectively evaluated for impairment, the Bank separates financial assets into groups taking into account the characteristics and similarities of credit risk, that is, according to the segment, type assets, guarantees and other factors associated with historical impairment experience and other circumstances known at the time of the valuation.

Notes 2.h & 46.b2 to the Consolidated Financial Statements as of December 31, 2021, present the accounting practice and measures for measuring credit risk, respectively.

iii. Provisions for pension funds

Defined benefit plans are recorded based on an actuarial study performed annually by a specialized company at the end of each year, effective for the subsequent period and are recognized in the consolidated statement of income under Interest and similar expenses and Provisions (net).

The present value of the defined benefit obligation is the present value without deduction of any plan assets from the expected future payments required to settle the obligation resulting from the employee's service in current and past periods.

Additional details are in note 2.w of the Consolidated Financial Statements of December 31, 2021.

iv. Provisions, assets and contingent liabilities

Provisions for judicial and administrative proceedings are constituted when the risk of loss of the judicial or administrative action is assessed as probable and the amounts involved are measurable with sufficient security, based on the nature, complexity and history of the actions and the opinion of the legal advisors internal and external.

The note 2.q to the Bank's consolidated financial statements for the year ended December 31, 2021, features information on provisions and contingent assets and liabilities. There were no significant changes in provisions and contingent assets and liabilities of the Bank between December 31, 2021 and June 30, 2022, base date of these financial statements condensed consolidated.

v. Goodwill

The goodwill recorded is subject to the impairment test, at least once a year or in a shorter period, in the event of any indication of impairment of the asset.

The basis used for the recoverability test is the value in use and, for this purpose, the cash flow is estimated for a period of 5 years. Cash flow was prepared considering several factors, such as: (i) macroeconomic projections of interest rates, inflation, exchange rate and others; (ii) behavior and growth estimates of the national financial system; (iii) increased costs, returns, synergies and investment plan; (iv) customer behavior; and (v) growth rate and adjustments applied to flows in perpetuity. The adoption of these estimates involves the probability of future events occurring and the alteration of any of these factors could have a different result. The cash flow estimate is based on a valuation prepared by an independent expert annually or whenever there is evidence of a reduction in its recoverable amount, which is reviewed and approved by Management.

Additional details are in note 7.

vi. Expectation of realization of tax credits

Deferred tax assets and liabilities include temporary differences, identified as the amounts expected to be paid or recover on differences between the book values of the assets and liabilities and their respective calculation bases, and tax credits and losses and the negative basis of the accumulated CSLL. These values are measured at the rates expected to apply in the period in which the asset is realized or the liability is settled. Deferred tax assets are only recognized for temporary differences to the extent that it is considered likely that consolidated entities will have sufficient future taxable profits against which deferred tax assets can be used, and deferred tax assets do not result from initial recognition (except in a business combination) of other assets and liabilities in a transaction that does not affect either actual tax profit or accounting profit. Other deferred tax assets (tax credits and accumulated tax losses) are only recognized if it is considered likely that consolidated entities will have sufficient future taxable profits for them to be used.

The recognized deferred tax assets and liabilities are reviewed on the date of each balance sheet, making the appropriate adjustments based on the findings of the analyses carried out. The expectation of realization of the Bank's deferred tax assets is based on projections of future results and based on a technical study.

For additional details see note 2.z of the Consolidated Financial Statements as of December 31, 2021.

2.     Basis of consolidation

Below are highlighted as controlled, direct and indirect entities and investment funds included in Banco Santander Condensed Consolidated Financial Statements. Similar information about companies accounted for by the Bank's equity method is provided in note 5.

		Quantity of Shares or Quotas Owned (in Thousands)			06/30/2022
Investments	Activity	Common Shares and Quotas	Preferred Shares	Direct Participation	Consolidated Participation
Controlled by Banco Santander
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.	Credit Collection and Recovery Management	2,607,128	-	100.00%	100.00%
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI)	Financial	26,655	-	100.00%	100.00%
Ben Benefícios e Serviços Instituição de Pagamentos S.A.(BEN Benefícios)	Payment Method	90,000	-	100.00%	100.00%
Esfera Fidelidade S.A.	Services provision	10,001	-	100.00%	100.00%
Gira - Gestão Integrada de Recebíveis do Agronegócio S.A.	Tecnology	381	-	80.00%	80.00%
Rojo Entretenimento S.A.	Services Provision	7,417	-	94.60%	94.60%
Sanb Promotora de Vendas e Cobrança Ltda.	Provision of Digital Media Services	30,988	-	100.00%	100.00%
Sancap Investimentos e Participações S.A. (Sancap)	Holding	23,538,159	-	100.00%	100.00%
Santander Brasil Administradora de Consórcio Ltda. (Santander Brasil Consórcio)	Buying Club	436,441	-	100.00%	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A.(Santander CCVM)	Broker	14,067,640	-	99.99%	99.99%
Santander Corretora de Seguros, Investimentos e Serviços S.A. (Santander Corretora de Seguros)	Broker	7,184	-	100.00%	100.00%
Santander Holding Imobiliária S.A.	Holding	558,601	-	100.00%	100.00%
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)	Leasing	164	-	100.00%	100.00%
F1RST Tecnologia e Inovação Ltda.	Other Activities	188,575	-	100.00%	100.00%
SX Negócios Ltda.	Other Activities	75,050	-	100.00%	100.00%
Controlled by Aymoré CFI
Banco PSA	Bank	105	-	0.00%	50.00%
Banco Hyundai Capital Brasil S.A.	Bank	150,000	-	0.00%	50.00%
Solution 4Fleet Consultoria Empresarial S.A.	Technology	328	-	0.00%	80.00%
Controlled by Santander Leasing
Banco Bandepe S.A.	Bank	3,589	-	0.00%	100.00%
Santander Distribuidora de Títulos e Valores Mobiliários S.A.	Distributor	461	-	0.00%	100.00%
Controlled by Sancap
Santander Capitalização S.A.	Capitalization	64,615	-	0.00%	100.00%
Evidence Previdência S.A.	Private Pension	42,819,564	-	0.00%	100.00%
Controlled by Santander Holding Imobiliária S.A.
Summer Empreendimentos Ltda.	Real Estate	17,084	-	0.00%	100.00%
Apê11 Tecnologia e Negócios Imobiliários S.A.	Technology	3,808	-	0.00%	90.00%
Controlled by Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.
Return Capital Serviços de Recuperação de Créditos S.A.	Collection and Recover of Credit Management	200	-	0.00%	100.00%
Liderança Serviços Especializados em Cobranças Ltda.	Collection and Recover of Credit Management	250	-	0.00%	100.00%
Controlled by Santander Distribuidora de Títulos e Valores Mobiliários S.A.
Toro Corretora de Títulos e Valores Mobiliários Ltda.	Broker	21,726	-	0.00%	63.00%
Toro Investimentos S.A.	Broker	44,101	-	0.00%	2.06%
Controlled by Toro Corretora de Títulos de Valores Mobiliários Ltda.
Toro Investimentos S.A.	Investments	228,461	-	0.00%	96.57%
Jointly Controlled Companies by Sancap
Santander Auto S.A.	Technology	22,452	-	0.00%	50.00%
Controlled by Toro Investimentos S.A.
Monetus Investimentos S.A.	Investments	918,264	-	0.00%	100.00%
Mobills Labs Soluções em Tecnologia Ltda.	Technology	1,122,000	-	0.00%	100.00%
Controlled by Mobills Labs Soluções em Tecnologia Ltda.
Mob Soluções em Tecnologia Ltda.	Technology	20	-	0.00%	100.00%
Controlled by Monetus Investimentos S.A.
Monetus Corretora de Seguros Ltda.	Broker	510	-	0.00%	100.00%

Consolidated Investment Funds

•         Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior (Santander FI Amazonas);

•         Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior (Santander FI Diamantina);

•         Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior (Santander FI Guarujá);

•         Santander Fundo de Investimento Unix Multimercado Crédito Privado (Santander FI Unix);

•         Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado (Santander FI SBAC);

•         Santander Paraty QIF PLC (Santander Paraty) (2);

•         Prime 16 – Fundo de Investimento Imobiliário (atual denominação do BRL V - Fundo de Investimento Imobiliário - FII) (1);

•         Santander FI Hedge Strategies Fund (Santander FI Hedge Strategies) (2);

•         Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema VI - Não Padronizado (Fundo Investimento Ipanema NPL VI) (3);

•         Santander Hermes Multimercado Crédito Privado Infraestrutura Fundo de Investimentos (4);

•         Fundo de Investimentos em Direitos Creditórios Atacado – Não Padronizado (5);

•         Atual – Fundo de Investimento Multimercado Credito Privado Investimento no Exterior (6);

•         Verbena FCVS – Fundo de Investimento em Direitos Creditórios (7).

(1) Banco Santander was creditor of certain overdue credit operations that had real estate as collateral. The operation for the recovery of these credits consists of the contribution of the properties in guarantee to the capital of the Real Estate Investment Fund and the consequent transfer of the Fund's shares to Banco Santander, through payment of the aforementioned credit operations.

(2) Banco Santander, through its subsidiaries, owns the risks and benefits of Santander Paraty and the Santander FI Hedge Strategies Subfund, resident in Ireland, both of which are fully consolidated in their Consolidated Financial Statements. In the Irish market, an investment fund cannot act directly and, for this reason, it was necessary to create another structure (a sub-fund), Santander FI Hedge Strategies. Santander Paraty has no equity position, and all records come from the financial position of Santander FI Hedge Strategies.

(3) Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. (current corporate name of Atual Companhia Securitizadora de Créditos Financeiros), a company that acquired certain credit operations from Banco Santander (overdue for more than 360 days) and controlled by Banco Santander, holds 100% of the shares of this fund.

(4) This fund started to be consolidated in November 2018 and is controlled through Banco Bandepe S.A.

(5) This fund started to be consolidated in June 2019 and is controlled through Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.

(6) This fund started to be consolidated in August 2020 and is controlled through Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.

(7) This fund started to be consolidated in February 2021 and is controlled through Banco Santander Brasil S.A, it holds 100% of the quotas of this fund.

Corporate movements were implemented in order to reorganize the operations and activities of the entities in accordance with the business plan of the Santander Conglomerate.

a)     Acquisition of a stake in CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A.

On January 21, 2022, Santander Corretora de Seguros, Investimentos e Serviços S.A. (“Santander Corretora”), together with other investors, together with CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitals S.A. (“CSD BR”) and its respective shareholders, a certain investment agreement and other covenants (“Agreement”) with a view to subscribing a minority interest in CSD BR (“Transaction”). CSD BR operates as a registrar of financial assets, derivatives, securities and insurance policies, authorized by the Central Bank of Brazil, the Securities and Exchange Commission and the Superintendence of Private Insurance. After the fulfillment of the conditions precedent established in the Agreement, the closing of the Transaction took place on May 26, 2022, so that Santander Corretora now holds 20% (twenty percent) of the equity interest of CSD BR.

b)    Sale of the entire interest held in Paytec Tecnologia em Pagamentos Ltda. and Paytec Logística e Armazém Ltda.

On May 26, 2022, Banco Santander signed, together with Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Payment Institution (“Getnet IP”), the agreement for the purchase and sale of shares, transfer of ownership and other covenants, of 100% of the shares of Paytec Tecnologia em Pagamentos Ltda. ("Operation"). With the implementation of the Transaction on May 26, 2022, Getnet IP directly holds 100% of the shares of Paytec Tecnologia em Pagamentos Ltda and indirectly controls Paytec Logística e Armazém Ltda.

c)     Acquisition of Equity Interest in Monetus Investimentos Ltda. and Monetus Corretora de Seguros Ltda.

On June 15, 2021, Santander Distribuidora de Títulos e Valores Mobiliários S.A. (“Santander DTVM”, new corporate name of PI Distribuidora de Títulos e Valores Mobiliários S.A.), Toro Corretora de Títulos e Valores Mobiliários S.A. (“Toro CTVM”), and Toro Investimentos S.A. (“Toro Investimentos” and, together with Toro CTVM, “Toro”) entered into, together with the partners of Monetus Investimentos Ltda., and Monetus Corretora de Seguros Ltda. (together “Monetus”), investment agreement and other covenants, whereby, once the transaction is completed, Toro Investimentos will hold 100% of the capital stock of Monetus (“Transaction”). Monetus, originally from Belo Horizonte, carries out its activities through an automated objective-based investment application, after considering the client's needs and risk profile, the application automatically creates, executes and monitors a diversified and personalized investment strategy that use the platform to undertake and serve customers in the best way. After the fulfillment of the applicable conditions precedent, the closing of the Transaction was formalized on January 4, 2022.

d)    Acquisition of Equity Interest in Mobills Labs Soluções em Tecnologia Ltda. and Mob Soluções em Tecnologia Ltda.

On June 15, 2021, Santander Distribuidora de Títulos e Valores Mobiliários S.A. (“Santander DTVM”, new corporate name of PI Distribuidora de Títulos e Valores Mobiliários S.A.), Toro Corretora de Títulos e Valores Mobiliários S.A. (“Toro CTVM”), and Toro Investimentos S.A. (“Toro Investimentos” and, together with Toro CTVM, “Toro”) entered into, together with the partners of Mobills Labs Soluções em Tecnologia Ltda., and Mob Soluções em Tecnologia Ltda. other covenants, whereby, once the transaction is completed, Toro Investimentos will hold 100% of the share capital of Mobills (“Transaction”). Based in Ceará, Mobills has a variety of financial applications that have a large user base, especially related to financial planning. After the fulfillment of the applicable conditions precedent, the closing of the Transaction was formalized on January 4, 2022.

e)     Acquisition of equity interest in Apê11 Tecnologia e Negócios Imobiliários Ltda.

On September 2, 2021, Santander Holding Imobiliária S.A. (“SHI”) – a wholly-owned subsidiary of the Company – entered into, together with the partners of Apê11 Tecnologia e Negócios Imobiliários Ltda. (“Apê11”), certain Share Purchase Agreement and Investment Agreement, by which, once the transaction is concluded, it would hold 90% of the capital stock of Apê11 (“Transaction”). Apê11 acts as a collaborative marketplace, pioneer in digitizing the journey of buying houses and apartments. After the fulfillment of the conditions precedent established in the Share Purchase and Sale Investment Agreement, the closing of the Transaction was formalized on December 16, 2021.

f)     Acquisition of Equity Interest in Solutions 4Fleet Consultoria Empresarial Ltda.

On July 13, 2021, Aymoré Crédito, Financiamento e Investimento S.A. (“Aymoré”), together with the partners of Solutions 4Fleet Consultoria Empresarial Ltda. (“Solutions4Fleet”), certain Investment and Share Purchase Agreement, by the which, once the transaction is completed, Aymoré will hold 80% of the share capital of Solutions 4Fleet (“Transaction”). Solutions 4Fleet specializes in structuring vehicle rental and subscription businesses – a long-term rental modality for individuals. After the fulfillment of the conditions precedent established in the Share Purchase and Sale Investment Agreement, the closing of the Transaction was formalized on October 8, 2021.

g)    Acquisition of Equity Interest in Leadership Serviços Especializados em Cobranças Ltda. (“Leadership”) and Fozcobra Agência de Cobranças Ltda. (“Fozcobra”) and subsequent merger of Fozcobra by Leadership.

On August 4, 2021, Atual Serviços de Crédito e Meios Digitais S.A. (“Atual”) – a wholly-owned subsidiary of the Company – entered into, together with the partners of Líder Serviços Especializados em Cobranças Ltda. (“Liderança”), a certain Agreement for the Assignment of Quotas and Other Covenants, by which, once the transaction is carried out, it will hold 100% of the capital stock of Leadership (“Operation”). Leadership works in the area of overdue credit recovery, providing extrajudicial collection services to financial institutions of different sizes, retail chains, telecommunications operators and automakers, among others, and has a subsidiary, Fozcobra Agência de Cobranças Ltda. After the fulfillment of the conditions precedent established in the Agreement for the Assignment of Quotas and Other Covenants, the closing of the Transaction was formalized on October 1, 2021. Subsequently, Fozcobra was merged into Leadership on October 4, 2021.

h)    Acquisition of Equity Interest in Car10 Tecnologia e Informação S.A. and Pag10 Eireli Mercantile Development.

On July 13, 2021, Webmotors S.A. (“Webmotors”), celebrated, together with the partners of Car10 Tecnologia e Informação S.A. (“Car10 Tecnologia”) and Pag10 Fomento Mercantil Eireli. (“Pag10” and, together with Car10 Tecnologia, “Car10”), certain Share Investment and Purchase and Sale Agreements, by which, once the transaction is completed, Webmotors will hold approximately 66.7% of the share capital of Car10 Tecnologia which, in turn, is the sole owner of Pag10 (“Operation”). Car10 acts as a marketplace that brings together more than 7,000 service providers such as workshops and autocenters; auto body and Paint; and cleaning and sanitizing, in addition to emergency assistance and towing. After the fulfillment of the conditions precedent established in the Share Purchase and Sale Investment Agreement, the closing of the Transaction was formalized on September 20, 2021.

i)      Corporate reorganization Santander Leasing S.A. Commercial Leasing and Banco Bandepe S.A.

On May 11, 2021, Banco Santander (Brasil) S.A. (“Banco Santander”) and Banco Bandepe S.A. (“Bandepe”) entered into a Share Purchase and Sale Agreement through which Banco Santander acquired the entire equity interest held by Bandepe in Santander Leasing S.A. Commercial Lease (“Santander Leasing”), which corresponds to 21.42%. In this operation, Banco Santander became the sole shareholder of Santander Leasing. On May 27, 2021, the merger of all the shares of Bandepe into Santander Leasing was approved, in order to convert Bandepe into a wholly-owned subsidiary of Santander Leasing (“Merger of Shares”).

j)      Signing of an Agreement for the Acquisition of Equity Interest in Toro Controle

On September 29, 2020, Santander Distribuidora de Títulos e Valores Mobiliários S.A. (“Santander DTVM”, new corporate name of PI Distribuidora de Títulos e Valores Mobiliários S.A.), which is indirectly controlled by Banco Santander, entered into with the shareholders of Toro Controle e Participações S.A. (“Toro Controle”), investment agreement and other covenants. Toro Controle was a holding company that ultimately controlled Toro Corretora de Títulos e Valores Mobiliários Ltda. (“Toro CTVM”) and Toro Investimentos S.A. (“Toro Investimentos” and collectively “Toro”). Toro is an investment platform founded in Belo Horizonte in 2010. In 2018, it received the necessary authorizations and started its operation as a securities broker aimed at the retail public. After the fulfillment of all applicable suspensive conditions, including approval by the Central Bank of Brazil, the transaction was carried out on April 30, 2021, with the acquisition of shares representing 60% of the share capital of Toro Controle and their immediate incorporation by Toro CTVM, so that Santander DTVM became the direct owner of the equivalent of 60% of the share capital of Toro CTVM, which, in turn, holds 100% of the share capital of Toro Investimentos.

k)     Partial spin-off of Getnet Adquirência e Serviços para Meios de Pagamento S.A.

After the approval of the studies and a favorable proposal from the Board of Directors of Santander Brasil, on March 31, 2021, the shareholders of Santander Brasil approved the partial spin-off of Santander Brasil, for the segregation of the shares owned by Getnet Adquirência e Serviços for Meios de Pagamento S.A. (“Getnet”), with version of the spun-off portion for Getnet itself. Upon completion of the spin-off, the shareholders of Santander Brasil became direct shareholders of Getnet in proportion to their participation in the capital stock of Santander Brasil.

As a result of the Spin-off, the share capital of Santander Brasil was reduced by a total amount of R$ 2,000,000 (two billion reais), without the cancellation of shares, with the share capital of Santander Brasil going from R$57,000,000 (fifty and seven billion reais) to R$55,000,000 (fifty-five billion reais).

l)      Acquisition of Equity Interest in Paytec Tecnologia em Pagamentos Ltda. and Paytec Logística e Armazém Eireli

On December 8, 2020, Banco Santander signed, together with the partners and holders of Paytec Tecnologia em Pagamentos Ltda. and Paytec Logística e Armazém Eireli (together “Paytec”), a contract for the purchase and sale of shares, transfer of ownership and other covenants, whereby, once the transaction is completed, it would hold 100% of Paytec's share capital. Paytec acts as a logistics operator with national coverage and focused on the payments market. Upon compliance with the conditions established in the contract, in particular the applicable regulatory approvals, the parties formalized the definitive instruments on March 12, 2021. With the completion of the transaction, Banco Santander now holds 100% of Paytec's share capital. As informed in item b above, these interests were sold on May 26, 2022 to Getnet IP.

m)   Acquisition of Equity Interest in Gira – Integrated Management of Receivables of Agronegócio S.A.

On December 8, 2020, Banco Santander signed, together with the partners and holders of Paytec Tecnologia em Pagamentos Ltda. and Paytec Logística e Armazém Eireli (together “Paytec”), a contract for the purchase and sale of shares, transfer of ownership and other covenants, whereby, once the transaction is completed, it would hold 100% of Paytec's share capital. Paytec acts as a logistics operator with national coverage and focused on the payments market. Upon compliance with the conditions established in the contract, in particular the applicable regulatory approvals, the parties formalized the definitive instruments on March 12, 2021. With the completion of the transaction, Banco Santander now holds 100% of Paytec's share capital. As informed in item b above, these interests were sold on May 26, 2022 to Getnet IP.

3.     Financial assets

a)     Classification by nature and category

The classification by nature and category for the purpose of valuing the Bank's assets, except for the items related to “Cash and reserves at the Central Bank of Brazil” and “Derivatives used as Hedge”, on June 30, 2022 and December 31, 2021 is shown below:

						06/30/2022
	Financial Assets Measured At Fair Value Through Profit Or Loss	Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Financial Assets Measured At Amortized Cost	Total
Balances With The Brazilian Central Bank	42,223,387	-	-	-	-	42,223,387
Loans and amounts due from credit institutions	-	-	-	-	97,562,448	97,562,448
Of which:
Loans and amounts due from credit institutions	-	-	-	-	97,575,225	97,575,225
Impairment losses (note 3-b.2)	-	-	-	-	(12,777)	(12,777)
Loans and advances to customers	-	-	958,093	-	470,881,797	471,839,890
Of which:
Loans and advances to customers, (1)	-	-	958,093	-	502,363,856	503,321,949
Impairment losses (note 3-b.2)	-	-	-	-	(31,482,059)	(31,482,059)
Debt instruments	3,895,457	56,237,629	-	69,321,938	88,166,235	217,621,259
Of which:
Debt instruments	3,895,457	56,237,629	-	69,321,938	89,301,020	218,756,044
Impairment losses (note 3-b.2)	-	-	-	-	(1,134,785)	(1,134,785)
Equity instruments	-	2,566,121	115,198	36,686	-	2,718,005
Trading derivatives	-	25,810,683	-	-	-	25,810,683
Total	46,118,844	84,614,433	1,073,291	69,358,624	656,610,480	857,775,672

						12/31/2021
	Financial Assets Measured At Fair Value Through Profit Or Loss	Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Financial Assets Measured At Amortized Cost	Total
Balances With The Brazilian Central Bank	15,736,825	-	-	-	-	15,736,825
Loans and amounts due from credit institutions	-	-	-	-	95,664,754	95,664,754
Of which:
Loans and amounts due from credit institutions	-	-	-	-	95,686,579	95,686,579
Impairment losses (note 3-b.2)	-	-	-	-	(21,825)	(21,825)
Loans and advances to customers	-	-	392,455	-	464,451,587	464,844,042
Of which:
Loans and advances to customers,(1)	-	-	392,455	-	492,962,247	493,354,702
Impairment losses (note 3-b.2)	-	-	-	-	(28,510,660)	(28,510,660)
Debt instruments	3,122,017	47,752,595	-	101,212,600	73,125,011	225,212,223
Of which:
Debt instruments	3,122,017	47,752,595	-	101,212,600	74,315,903	226,403,115
Impairment losses (note 3-b.2)	-	-	-	-	(1,190,892)	(1,190,892)
Equity instruments	-	2,020,610	477,707	29,187	-	2,527,504
Trading derivatives	-	20,797,460	-	-	-	20,797,460
Total	18,858,842	70,570,665	870,162	101,241,787	633,241,352	824,782,808

(1)   As of June 30, 2022, the balance recorded under “Loans and advances to customers” referring to loan portfolio operations assigned is R$ 36,219 (12/31/2021 - R$40,790) and R$ 35,979 (12/31/2021 - R$40.511) of “Other financial liabilities - Financial liabilities associated with the transfer of assets”.

b) Valuation adjustments arising from impairment of financial assets

b.1) Financial assets measured at fair value through Other Comprehensive Income

As indicated in note 2 to the Bank's consolidated financial statements for the year ended December 31, 2021, changes in the carrying amount of financial assets and liabilities are recognized in the consolidated statement of income and except in the case of financial assets measured at value through other comprehensive income, in which changes in fair value are temporarily recognized in consolidated shareholders' equity, under “Other comprehensive income”.

The debits or credits in "Other comprehensive income" arising from changes in fair value, remain in the Bank's consolidated shareholders' equity until the respective assets are written off, when they are then recognized in the consolidated income statement. As part of the fair value measurement process, when there is evidence of impairment losses on these instruments, the amounts are no longer recognized in equity under the item "Financial assets measured at fair value through other comprehensive income" and are reclassified to the Consolidated Income Statement by the cumulative amount on that date.

On June 30, 2022, the Bank analyzed changes in the fair value of the various assets that make up this portfolio and concluded that, on that date, there were no significant differences whose origin could be considered as arising from impairment losses. Consequently, the total variations in the fair value of these assets are shown in "Other comprehensive income." Changes in the balance of other comprehensive income in the interim period are recognized in the consolidated statement of Other Comprehensive Income.

In the second quarter of 2022, in accordance with the best corporate governance practices, Management approved the change in the securities business model, from held for the purpose of collecting contractual cash flows and selling to held for the purpose of collect from contractual cash flows, in the amount of R$ 11 billion with no impact on results, with the balance in Shareholders' Equity fully reversed.

This decision is based in response to changes caused by the approval of Law 14,031/20 and, with the objective of adapting the new conditions of interest rate risk management, the fixed rate public securities LTNs that were used to cover the interest rate differential interest rates were reclassified on April 1, 2022. This change in legislation leads to a change in the Management Model used by Management to manage these securities, and it is estimated that LTNs maturing in 2024 no longer fit into the " Held to Collect and Sell”, and, with the extinction of the fiscal asymmetry of investments abroad, such securities will be used exclusively for the purpose of collecting cash flows.

Thus, with the reclassification carried out on April 1, 2022, the Federal Public Securities - LTNs maturing in 2024 are no longer recorded at Fair Value in Other Comprehensive Income, and will only have effect on Payment of Principal and Interest. Such event entails the full reversal of the mark-to-market amount recorded in Other Comprehensive Income on the reclassification date in the gross total of R$1,025 million, reducing, on the other hand, the value of the recorded asset.

b.2) Financial assets measured at amortized cost - loans, other amounts with credit institutions and advances to customers

The changes in the provisions for impairment of assets included in “Financial assets measured at amortized cost - loans, other amounts with credit institutions and advances to customers” in the semester ended on June 30, 2022 and 2021 were the following:

		01/01 a 06/30/2022		01/01 a 06/30/2021
Balance at beginning of the period	.	29,723,377	.	25,640,488
Provision for losses on financial assets and recovery of loans written off for loss	.	10,819,397	.	7,523,706
Write-off of impaired balances against recorded impairment allowance	.	(7,913,153)	.	(6,043,244)
Balance at end of the period (Note 3.a)	.	32,629,621	.	27,120,950
Provision for contingent liabilities (note 10.a)	.	722,013	.	739,740
Total balance of allowance for impairment losses, including provisions for contingent liabilities	.	33,351,634	.	27,860,690
Loans written-off recovery	.	394,669	.	436,058
Discount granted	.	(940,206)	.	(825,661)

Considering the amounts recognized in “Losses due to non-recovery against income” and “Recoveries of loans written off to loss”, “Losses on financial assets - Financial assets measured at amortized cost” (previously classified as Losses on loans and receivables) totaled R$11,364,934 and R$7,913,309 in the semester ended on June 30, 2022 and 2021, respectively.

c) Non-recoverable assets

A financial asset is considered non-recoverable when there is objective evidence of the occurrence of events that: (i) cause an adverse impact on the estimated future cash flows on the date of the transaction, in the case of debt instruments (loans and debt securities); (ii) mean that their book value cannot be fully recovered, in the case of equity instruments; (iii) arising from the breach of loan clauses or terms, and (iv) during the bankruptcy process.

The details of changes in the balance of financial assets classified as “Loans and advances to customers” considered as non-recoverable due to credit risk in the semester ended on June 30, 2022 and 2021 are as follows:

	01/01 a 06/30/2022	01/01 a 06/30/2021
Balance at beginning of the period	26,923,312	22,985,983
Net additions	16,479,086	8,616,535
Write-off of impaired balances against recorded impairment allowance	(8,829,821)	(6,862,488)
Balance at end of the period	34,572,577	24,740,031

d) Provisions for contingent commitments

IFRS 9 requires that the provision for expected credit losses be recorded for financial guarantee contracts provided, which have not yet been honored. The provision expense that reflects the credit risk should be measured and accounted for when these guarantees are honored and the guaranteed client does not comply with its contractual obligations. Below is the movement of these provisions for the semester ended on June 30, 2022 and 2021.

	01/01 a 06/30/2022	01/01 a 06/30/2021
Balances at the beginning of the period	908,027	724,780
Constitution of provisions for contingent liabilities	(186,014)	14,960
Balances at the end of period (Note 3.b.2)	722,013	739,740

4.     Non-current assets held for sale

Non-current assets held for sale include assets not in use.

5.     Investments in associates and joint ventures

Joint Control

Banco Santander considers investments classified as jointly controlled when they possess a shareholders' agreement, which sets that the strategic, financial and operating decisions requires the unanimous consent of all investors.

Significant Influence

Associates are entities over which the Bank is in a position to exercise significant influence (significant influence is the power to participate in the financial and operating decisions of the investee) but it does not control or has joint control over the investee.

a)     Breakdown

			Participation %
	Activity	Country	06/30/2022	12/31/2021
Jointly Controlled by Banco Santander
Banco RCI Brasil S.A.	Bank	Brazil	39.89%	39.89%
Estruturadora Brasileira de Projetos S.A. - EBP (1)	Other Activities	Brazil	11.11%	11.11%
Gestora de Inteligência de Crédito	Credit Bureau	Brazil	19.45%	19.45%
Campo Grande Empreendimentos	Other Activities	Brazil	25.32%	25.32%
Santander Auto S.A.	Other Activities	Brazil	50.00%	50.00%
CIP S.A. (4)	Other Activities	Brasil	17.87%	0.00%
Jointly Controlled by Santander Corretora de Seguros
Webmotors S.A. (2)	Other Activities	Brazil	70.00%	70.00%
Tecnologia Bancária S.A. - TECBAN	Other Activities	Brazil	18.98%	18.98%
Hyundai Corretora de Seguros	Insurance Broker	Brazil	50.00%	50.00%
PSA Corretora de Seguros e Serviços Ltda. (3)	Insurance Broker	Brazil	50.00%	50.00%
Central de Serv. de Reg e Dep. aos Mercados Financ. e de Capitais S.A.	Other Activities	Brazil	20.00%	0.00%

	06/30/2022			12/31/2021
	Assets	Liabilities	Profit (Loss)	Assets	Liabilities	Profit (Loss)
Jointly Controlled by Banco Santander	15,258,403	15,146,521	105,066	12,488,103	12,473,458	95,420
Banco RCI Brasil S.A.	11,554,928	11,498,628	56,299	11,147,493	11,080,238	157,462
CIP S.A.	2,363,670	2,275,532	88,138	-	-	-
Estruturadora Brasileira de Projetos S.A. - EBP	11,533	11,400	151	11,339	11,476	(136)
Gestora de Inteligência de Crédito	1,164,387	1,209,035	(51,482)	1,173,234	1,237,937	(74,136)
Santander Auto S.A.	163,885	151,926	11,959	156,037	143,807	12,230
Jointly Controlled by Santander Corretora de Seguros	3,017,126	2,934,273	82,853	3,055,130	2,824,094	231,036
Webmotors S.A.	368,848	337,916	30,932	342,195	276,743	65,452
Tecnologia Bancária S.A. - TECBAN	2,642,249	2,590,563	51,686	2,707,571	2,542,515	165,056
Hyundai Corretora de Seguros	3,371	3,543	(172)	3,353	2,921	431
PSA Corretora de Seguros e Serviços Ltda.	2,658	2,251	407	2,011	1,915	96
Total	18,275,530	18,080,794	187,919	15,543,233	15,297,552	326,455

(1) The Bank exercises joint control in the entity with the other majority shareholders, through a shareholders' agreement in which no business decision can be taken by a single shareholder.

(2) In accordance with the shareholders' agreement, control is shared by Santander Corretora de Seguros and Carsales.com Investments PTY LTD. (Carsales).

(3) In accordance with the shareholders' agreement, control is shared by Santander Corretora de Seguros and PSA Services LTD.

(4) In March 2022, the Interbank Payments Chamber (CIP) was demutualized. The non-profit association underwent a spin-off whose part of the equity was incorporated into a new for-profit company CIP S.A..

	Investments		Results
	06/30/2022	12/31/2021	01/01 to 06/30/2022	01/01 to 06/30/2021
Jointly Controlled by Banco Santander	1,015,408	628,040	34,606	30,927
Banco RCI Brasil S.A.	602,871	591,745	22,458	35,984
Estruturadora Brasileira de Projetos S.A. - EBP	1,274	1,257	17	(15)
Gestora de Inteligência de Crédito	11,872	13,522	(10,013)	(7,209)
Campo Grande Empreendimentos	-	255	-	-
Santander Auto S.A.	26,095	21,261	5,311	2,167
CIP S.A	373,296	-	16,833	-
Jointly Controlled by Santander Corretora de Seguros	666,771	593,002	31,253	45,598
Webmotors S.A.	379,355	359,092	19,814	17,070
Tecnologia Bancária S.A. - TECBAN	243,430	232,109	11,321	28,501
Hyundai Corretora de Seguros	1,174	1,260	(86)	133
PSA Corretora de Seguros e Serviços Ltda.	745	541	204	(106)
Central de Serv. de Reg e Dep. aos Mercados Financ. e de Capitais S.A.	42,067	-	-	-
Total	1,682,179	1,221,042	65,859	76,525

The Bank does not have guarantees granted to companies with joint control and significant influence.

The Bank does not have contingent liabilities with significant possible risk of loss related to investments for companies with joint control and significant influence.

b)    Changes

Below are the changes in the balance of this item in the semester ended on June 30, 2022 and 2021:

	01/01 to 06/30/2022		01/01 to 06/30/2021
	Joint Control	Significant Influence	Joint Control	Significant Influence
Balance at beginning of exercise	1,232,646	-	1,094,985	-
Change in scope of consolidation	(11,604)	-	-	-
Adjustment to market value	412	-	37,471	-
Add / Lower	(255)	-	-	-
Equity in earnings of subsidiaries	65,859	-	76,525	-
Dividends proposed / received	(12,054)	-	18,215	-
Jointly Controlled Capital Increase	50,430	356,745	-	-
Balance at end of exercise	1,325,434	356,745	1,227,196	-
Total Investments		1,682,179		1,227,196

c)     Impairment losses

No impairment losses were recognized on investments in associates and joint ventures in June 30, 2022, and December 31, 2021.

d)    Other information

Details of the principal jointly controlled entities:

•         Banco RCI Brasil S.A.:A company incorporated in the form of a joint stock company with headquarters in Paraná, aims to the main practice of investment, leasing, credit, financing and investment operations, with a view to sustain the growth of the automotive brands Renault and Nissan in the Brazilian market, with operations focused on, mainly to financing and leasing to the final consumer. It is a financial institution that is part of the RCI Group Banque and Santander Conglomerate, their operations being conducted in the context of a set of institutions that operate in the financial market. According to the Shareholders' Agreement, the main decisions that impact this company is taken jointly between Banco Santander and other controlling shareholders.

•         Webmotors S.A.:Company incorporated as a privately held company headquartered in São Paulo and whose corporate purpose is the preparation, implementation and/or availability of electronic catalogs, space, services or means for the commercialization of products and/or services related to the industry automobile industry, on the Internet through the website www.webmotors.com.br (owned by Webmotors) or other means related to electronic commerce activities and other uses or applications of the Internet, as well as participation in the capital of other companies and the business administration and related ventures. It is a member of the Santander Economic-Financial Conglomerate (Santander Conglomerate) and Carsales.com Investments PTY LTD (Carsales).

6.     Tangible assets

Tangible assets of the Bank relate to property, plant and equipment for the its own use. The Bank does not have tangible assets held as investment property nor leased out under operating leases. The Bank is also not a part of any financial lease contracts as of and during the semester ended June 30, 2022 and 2021.

a)   Breakdown

The detail, by class of asset, of the tangible assets in the consolidated balance sheets is as follows:

	Land and buildings	Data Processing Systems	Furniture and equipment of use and vehicles	Property Lease	Works in progress and others	Total
Balance as of December 31, 2021	1,803,756	1,690,184	2,982,561	2,319,424	(12,140)	8,783,785
Addition	58,444	27	381,035	143,883	-	583,389
Write-off	(8,195)	(27,968)	(26,407)	(30,882)	-	(93,452)
Depreciation of the period	(45,983)	(160,326)	(430,370)	(288,142)	-	(924,821)
Transfers	(61,788)	190,610	(182,567)	-	-	(53,745)
Balance as of june 30, 2022	1,746,234	1,692,527	2,724,252	2,144,283	(12,140)	8,295,156

Balance as of December 31, 2020	1,888,277	1,538,102	3,671,674	2,451,198	(12,140)	9,537,111
Addition	744	768	372,541	139,783	-	513,836
Write-off	(11,838)	(527,836)	(66,881)	3,240	-	(603,315)
Depreciation of the period	(62,717)	(220,074)	(411,106)	(274,155)	-	(968,052)
Impairment / Reversal in the period	170	-	29,685	-	-	29,855
Transfers	19,252	773,814	(766,102)	-	793	27,757
Balance as of june 30, 2021	1,833,888	1,564,774	2,829,811	2,320,066	(11,347)	8,537,192

The depreciation expenses has been included in the heading “Depreciation and amortization” in the income statement.

b)   Losses due to non-recovery

In the semester ended June 30, 2022, there was no impact of an impairment expense.

c)   Tangible asset purchase commitments

In the semester ended June 30, 2022, the Bank has 56,102 in contractual commitments for the acquisition of tangible assets (12/31/2021 - R$58.413).

7.     Intangible assets - Goodwill

Goodwill is the difference between the acquisition cost and the Bank's participation in the net fair value of assets, liabilities and contingent liabilities of the acquired company. When the difference is negative (negative goodwill), it is recognized immediately through income statement. In accordance with IFRS 3 Business Combinations, goodwill is stated at cost and is not amortized but tested annually for impairment or whenever there is an evidence of reduction on the recoverable value of the cash generating unit to which the goodwill was allocated. Goodwill is recognized at cost considering the accumulated  impairment losses. Impairment losses related to goodwill are not reversible. Gains and losses related to the sale of an entity include the carrying amount of goodwill relating to the entity sold.

The goodwill recorded is subject to impairment test (note 1.c.2.1.v) and has been allocated according to the operating segments (note 15).

Based on the assumptions described above, no impairment of goodwill was identified as of December 31, 2021. During the second quarter of 2022, no indications of impairment of goodwill were identified.

	06/30/2022	12/31/2021
Breakdown
Banco ABN Amro Real S.A. (Banco Real)	27,217,565	27,217,565
Toro Corretora de Títulos e Valores Mobiliários Ltda.	160,771	305,937
Liderança Serviços Especializados em Cobranças Ltda.	236,626	237,663
Olé Consignado (current corporate name of Banco Bonsucesso Consignado)	62,800	62,800
Solution 4Fleet Consultoria Empresarial S.A.	32,613	32,613
Return Capital Serviços de Recuperação de Créditos S.A. (current corporate name of Ipanema Empreendimentos e Participações S.A.)	24,346	24,346
Santander Brasil Tecnologia S.A.	16,381	16,381
Paytec Tecnologia em Pagamentos Ltda.	-	11,336
Gira - Gestão Integrada de Recebíveis do Agronegócio S.A.	5,271	5,271
Banco PSA Finance Brasil S.A.	1,557	1,557
Apê11 Tecnologia e Negócios Imobiliários S.A.	23,586	-
Monetus Investimentos S.A.	24,850	-
Mobills Labs Soluções em Tecnologia Ltda.	43,003	-
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A.	42,135
Total	27,891,504	27,915,469

		Commercial Bank
		12/31/2021
Key assumptions:
Basis for determining the recoverable amount
Period of the projections of cash flows (1)		5 years
Perpetual growth rate		4.8%
Discount rate (2)		12.3%

(1) The projections of cash flow are prepared using Management´s growth plans and internal budget, based on historical data, market expectations and conditions such as industry growth, interest rate and inflation.

(2) The discount rate is calculated based on the capital asset pricing model (CAPM). The discount rate before tax on December 31, 2021 was 18.77%.

The impairment test was carried out throughout 2021. Goodwill is tested for impairment at the end of each year or whenever there is any indication of impairment. In the semester ended June 30, 2022, there was no evidence of impairment that would lead to the need to update the test carried out in 2021 before its regular performance.

In the goodwill impairment test, the discount and perpetuity growth rates are the most sensitive assumptions for calculating the present value (value in use) of discounted future cash flows. With a variation of +0.25% or -0.25% in these rates, the value of future cash flows discounted to present value continues to indicate the absence of impairment.

8.     Intangible assets - Other intangible assets

The movement of other intangible assets in the semester ended June 30, 2022 and 2021, was as follows:

	Movement of:
	12/31/2021 to 06/30/2022			12/31/2020 to 06/30/2021
	IT developments	Other assets	Total	IT developments	Other assets	Total
Opening Balance	2,723,667	147,652	2,871,319	2,367,388	38,973	2,406,361
Addition	545,725	55,081	600,806	635,935	29,497	665,432
Write-off	(128,279)	(678)	(128,957)	(469,436)	(6,691)	(476,127)
Transfers	278,828	(27,288)	251,540	465	(54)	411
Amortization	(317,450)	(14,675)	(332,125)	(283,991)	(3,794)	(287,785)
Impairment (1)	(10,792)	(2,269)	(13,061)	-	(2,427)	(2,427)
Final balance	3,091,699	157,823	3,249,522	2,250,361	55,504	2,305,865
Estimated Useful Life	5 years	Until 5 years		5 years	Until 5 years

(1) In 2022 and 2021, it refers to the impairment of assets in the acquisition and development of software. The loss on the acquisition and development of software was recorded due to the obsolescence and discontinuity of the referred systems.

Amortization expenses were included in the item "Depreciation and amortization" in the income statement.

9.     Financial liabilities

a)   Classification by nature and category

The classification, by nature and category for the purposes of valuation, of the Bank's financial liabilities other than those included in “Derivatives used as hedges”, on June 30, 2022 and December 31, 2021:

				06/30/2022
	Financial Liabilities Measured At Fair Value Through Profit Or Loss Held for Trading	Financial Liabilities Measured At Fair Value Through Profit Or Loss	Financial Liabilities Measured at Amortized Cost	Total
Deposits from Brazilian Central Bank and deposits from credit institutions	-	-	120,527,760	120,527,760
Customer deposits	-	-	473,882,976	473,882,976
Marketable debt securities	-	-	95,679,514	95,679,514
Trading derivatives	27,336,333	-	-	27,336,333
Short positions	13,449,658	-	-	13,449,658
Debt Instruments Eligible to Compose Capital	-	-	19,131,625	19,131,625
Other financial liabilities	-	8,829,274	72,891,361	81,720,635
Total	40,785,991	8,829,274	782,113,236	831,728,501

				12/31/2021
	Financial Liabilities Measured At Fair Value Through Profit Or Loss Held for Trading	Financial Liabilities Measured At Fair Value Through Profit Or Loss	Financial Liabilities Measured at Amortized Cost	Total
Deposits from Brazilian Central Bank and deposits from credit institutions	-	-	121,005,909	121,005,909
Customer deposits	-	-	468,961,069	468,961,069
Marketable debt securities	-	-	79,036,792	79,036,792
Trading derivatives	24,172,008	-	-	24,172,008
Short positions	12,780,559	-	-	12,780,559
Debt Instruments Eligible to Compose Capital	-	-	19,641,408	19,641,408
Other financial liabilities	-	7,459,784	61,448,516	68,908,300
Total	36,952,567	7,459,784	750,093,694	794,506,045

b)   Breakdown and details

b.1) Deposits from the Brazilian Central Bank and Deposits from credit institutions

	06/30/2022	12/31/2021
Demand deposits (1)	248,972	126,203
Time deposits (2)	69,096,378	75,754,363
Repurchase agreements	51,182,410	45,125,343
Of which:
Backed operations with Private Securities (3)	20,516,667	13,478,131
Backed operations with Government Securities	30,665,743	31,647,212
Total	120,527,760	121,005,909

(1) Non-interest bearing accounts.

(2) Includes operations with credit institutions resulting from export and import financing lines, transfers from the country (BNDES and Finame) and abroad, and other credit lines abroad.

(3) Refers primarily to repurchase agreements backed by own-issued debentures.

b.2) Client deposits

	06/30/2022	12/31/2021
Demand deposits	89,244,169	106,991,160
Current accounts (1)	27,879,799	41,742,247
Savings accounts	61,364,370	65,248,913
Time deposits	89,984,467	280,955,456
Repurchase agreements	294,654,340	81,014,453
Of which:
Backed operations with Private Securities (2)	218,209,495	20,103,099
Backed operations with Government Securities	76,444,845	60,911,354
Total	473,882,976	468,961,069

(1) Non-interest bearing accounts.

(2) Refers primarily to repurchase agreements backed by own-issued debentures.

b.3) Bonds and securities

	06/30/2022	12/31/2021
Real Estate Credit Notes - LCI (1)	26,117,877	21,459,182
Eurobonds	12,897,875	12,952,068
Treasury Bills (2)	33,001,142	25,074,264
Agribusiness Credit Notes - LCA	19,231,705	16,989,434
Guaranteed Real Estate Bill - LIG (3)	4,430,915	2,561,845
Total	95,679,514	79,036,792

(1) Mortgage Letters of Credit are fixed income securities backed by real estate credits and secured by mortgage or chattel mortgage on real estate. On June30, 2022, they mature between 2022 and 2028 (12/31/2021 - with maturity between 2022 and 2028).

(2) The main characteristics of financial bills are a minimum term of two years, minimum nominal value of R$50 and early redemption permission of only 5% of the amount issued. On June 30, 2022, they mature between 2022 and 2031 (12/31/2021 - with maturity between 2022 and 2031).

(3) Guaranteed Real Estate Bonds are fixed income securities backed by real estate credits guaranteed by the issuer and by a pool of real estate credits separated from the issuer's other assets. On June30, 2022, they mature between 2022 and 2025 (12/31/2021 - with maturity between 2022 and 2035).

The changes in the balance of "Bonds and securities" in the semester ended June 30, 2022 and 2021 were as follows:

	01/01 a 06/30/2022	01/01 a 06/30/2021
Balance at beginning of the semester	79,036,792	56,875,514
Issues	38,506,347	52,241,942
Payments	(22,123,313)	(47,902,641)
Interest	107,740	1,134,914
Exchange differences and other	151,948	(1,207,087)
Balance at end of the semester	95,679,514	61,142,641

The composition of Eurobonds and other securities is as follows:

					06/30/2022 12/31/2021
Eurobonds	Issuance	Maturity	Currency	Interest Rate (p,to,)	Total	Total
Eurobonds	2020	2022	USD	4%	-	306,253
Eurobonds	2018	2025	USD	4%	-	117,150
Eurobonds	2018	2025	USD	0% a 4.4%	109,246	771,300
Eurobonds	2019	2022	USD	0% a 4.4%	65,106	-
Eurobonds	2019	2025	USD	0% a 4.4%	211,730	225,533
Eurobonds	2019	2026	USD	4%	10,251	75,716
Eurobonds	2019	2027	USD	0% a 4.4%	610,950	632,831
Eurobonds	2020	2023	USD	0% a 4.4%	395,362	455,666
Eurobonds	2020	2024	USD	4%	-	-
Eurobonds	2020	2025	USD	0% a 4.4%	43,787	46,655
Eurobonds	2021	2022	USD	0% a 4.4%	309,695	2,005,534
Eurobonds	2021	2022	USD	Até 9%	20,875	41,749
Eurobonds	2021	2022	USD	CDI + 2.65%	150,854	181,116
Eurobonds	2021	2022	USD	CDI+1.9%	5,279	205,624
Eurobonds	2021	2023	USD	0% a 4.4%	190,072	408,824
Eurobonds	2021	2023	USD	CDI + 2.65%	205,047	5,316
Eurobonds	2021	2023	USD	CDI+1.9%	147,712	157,370
Eurobonds	2021	2024	USD	0% a 4.4%	63,925	246,192
Eurobonds	2021	2025	USD	0% a 4.4%	78,570	593,036
Eurobonds	2021	2026	USD	0% a 4.4%	802,521	3,890,578
Eurobonds	2021	2026	USD	CDI + 2.65%	663,426	210,639
Eurobonds	2021	2027	USD	0% a 4.4%	-	101,029
Eurobonds	2021	2028	USD	Até 9%	-	30,126
Eurobonds	2021	2028	USD	CDI+6.4%	-	26,018
Eurobonds	2021	2031	USD	0% a 4.4%	2,161,792	2,217,811
Eurobonds	2022	2022	USD	0% a 4.4%	2,270,251	-
Eurobonds	2022	2022	USD	Até 9%	60,708	-
Eurobonds	2022	2022	USD	CDI+1.9%	194,351	-
Eurobonds	2022	2023	USD	0% a 4.4%	899,037	-
Eurobonds	2022	2023	USD	Até 9%	9,638	-
Eurobonds	2022	2023	USD	CDI+1.9%	228,291	-
Eurobonds	2022	2024	USD	0% a 4.4%	1,049,145	-
Eurobonds	2022	2024	USD	CDI+1.9%	428,387	-
Eurobonds	2022	2025	USD	0% a 4.4%	136,585	-
Eurobonds	2022	2035	USD	CDI+1.9%	1,375,284	-
Total					12,897,874	12,952,068

b.4) Debt Instruments Eligible to Capital

The details of the balance of the item "Debt Instruments Eligible to Capital" referring to the issuance of equity instruments to compose the level I and level II of the reference equity due to the Reference Equity Optimization Plan, are as follows:

	Issuance	Maturity	Issuance Value	Interest Rate (p.a.)	06/30/2022	12/31/2021
Tier I (1)	nov-18	No Maturity (Perpetual)	$1,250	7.250%	6,616,067	7,050,080
Tier II (1)	nov-18	nov-28	$1,250	6.125%	6,605,427	7,038,527
Financial Bills - Tier I (2)	Nov-21	Nov-31	$5,300	CDI+2%	5,695,392	5,351,046
Financial Bills - Tier I (2)	dec-21	dec-31	$200	CDI+2%	214,739	201,755
Total					19,131,625	19,641,408

(1) The issues were carried out through the Cayman Branch and there is no Income Tax at source, and interest is paid semiannually, as of May 8, 2019.

(2) Letras Financeiras issued in November 2021 have a redemption and repurchase option.

Notes have the following common characteristics:

(a)Unit value of at least US$150 thousand and in integral multiples of US$1 thousand in excess of such minimum amount;

(b)The Notes may be repurchased or redeemed by Banco Santander after the 5th (fifth) anniversary from the date of issue of the Notes, at the Bank's sole discretion or due to changes in the tax legislation applicable to the Notes; or at any time, due to the occurrence of certain regulatory events.

The variations in the balance of "Debt Instruments Eligible to Capital" in semester ended June 30, 2022 and 2021 were as follows:

	01/01 a 06/30/2022	01/01 a 06/30/2021
Balance at beginning of the period	19,641,408	13,119,660
Interest payment Tier I (1)	115,577	236,086
Interest payment Tier II (1)	98,035	200,253
Foreign exchange variation	(285,531)	(472,099)
Payments of interest - Tier I	(237,347)	(248,091)
Payments of interest - Tier II	(200,517)	(209,509)
Balance at end of the period	19,131,625	12,626,300

(1)   Interest remuneration related to the Level I and II Eligible Debt Instrument was recorded against the income for the period as "Interest and Similar Expenses".

10.   Provision for legal and administrative proceedings, commitments and other provisions

a)   Breakdown

The breakdown of the balance of “Provisions” is as follows:

	06/30/2022	12/31/2021
Pension fund provisions and similar requirements	1,703,745	2,728,126
Provisions for judicial and administrative proceedings, commitments and other provisions	8,722,675	8,876,356
Judicial and administrative proceedings under the responsibility of former controlling stockholders	496	496
Judicial and administrative proceedings	7,761,779	7,668,914
Of which:
Civil	3,097,173	3,231,004
Labor	2,087,468	2,071,811
Tax and Social Security	2,577,138	2,366,099
Provision for contingent liabilities (Note 3 b.2)	722,013	908,027
Other provisions	238,387	298,919
Total	10,426,420	11,604,482

b)    Tax, Social Security, Labor and Civil Provisions

Banco Santander and its subsidiaries are parties to legal and administrative proceedings of a tax and social security, labor and civil nature, arising in the normal course of their activities.

Provisions were set up based on the nature, complexity and history of the lawsuits and on the loss assessment of the companies' shares based on the opinions of internal and external legal advisors. Banco Santander's policy is to fully provision the value at risk of shares whose assessment is of probable loss. Legal obligations of a tax and social security nature are fully recognized in the financial statements.

Management understands that the provisions constituted are sufficient to meet legal obligations and possible losses arising from legal and administrative proceedings, as follows:

b.1) Lawsuits and Administrative Proceedings – related to Tax and Social Security

The main lawsuits related to legal tax obligations, recorded in the "Tax Liabilities - Current" line, fully recorded as a liability, are described below:

PIS and Cofins R$ 4,186,338 (12/31/2021 - R$ 4,075,496): Banco Santander and the subsidiaries filed legal measures to avoid the application of Law No. 9,718/1998, which modified the PIS and COFINS calculation basis so that they were levied on all revenues of legal entities and not only on those arising from the provision of services and sale of goods. Regarding the Banco Santander lawsuit, on April 23, 2015, a decision was published by the Federal Supreme Court (STF) admitting the Extraordinary Appeal filed by the Federal Government regarding PIS and denying the follow-up to the Extraordinary Appeal of the Federal Public Ministry regarding COFINS. Both appealed against this decision, without any success, so that the claim referring to COFINS is defined, prevailing the judgment of the Federal Regional Court of the 4th Region of August 2007, favorable to Banco Santander. The payment of the PIS of Banco Santander, as well as the enforceability of the PIS and COFINS of the other subsidiaries, are still pending final judgment by the STF.

Main lawsuits and administrative proceedings with probable loss risk

Banco Santander and its subsidiaries are parties to legal and administrative proceedings related to tax and social security disputes, which are classified, based on the opinion of legal advisors, as a probable risk of loss.

• Provisional Contribution on Financial Transactions (CPMF) on Customer Operations - R$ 975,412 (12/31/2021 - R$945,715): in May 2003, the Brazilian Federal Revenue Service issued a tax assessment notice against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another auto in Banco Santander (Brasil) S.A. The subject of the case records was the collection of CPMF on operations carried out by Santander DTVM in the management of its customers' funds and clearing services provided by the Bank to Santander DTVM, which took place during the years 2000, 2001 and 2002. unfavorable for both Companies. On July 3, 2015, Banco and Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A. and Santander DTVM) filed a lawsuit seeking to cancel both tax debts. The aforementioned action had the judgment and ruling unfounded, which gave rise to the filing of a Special Appeal to the STJ and an Extraordinary Appeal to the STF, which are awaiting judgment. Based on the assessment of the legal advisors, a provision was set up to cover the loss considered probable in the lawsuit.

• Social Security Contribution (INSS) – R$ 135,006 (12/31/2021 - R$53,936): Banco Santander and the subsidiaries are discussing administratively and judicially the collection of the social security contribution and the education salary on various amounts that, according to the assessment of the legal advisors, do not have a salary nature.

• Tax on Services (ISS) - Financial Institutions - R$ 306,407 (12/31/2021 - R$283,528): Banco Santander and its subsidiaries are administratively and judicially discussing the requirement, by several municipalities, of payment of ISS on various income arising from operations that are not usually classified as services rendered. In addition, other lawsuits involving ISS, classified as risk of possible loss (Note 10.b.4 – Risk of Possible Loss).

b.2) Lawsuits and Administrative Proceedings of Labor

These are lawsuits filed by Unions, Associations, the Labor Prosecutor's Office and former employees claiming labor rights they deem due, in particular the payment of “overtime” and other labor rights, including lawsuits related to retirement benefits.

For actions considered common and similar in nature, provisions are recorded based on the historical average of the cases closed. Claims that do not meet the above criteria are provisioned in accordance with an individual assessment carried out, and provisions are recorded based on the probable risk of loss, on the law and on jurisprudence in accordance with the assessment of loss carried out by the legal advisors.

Banespa employees. . Action distributed in 1998 by the Banespa Retirees Association (AFABESP) requesting the payment of a semiannual bonus provided for in the Banespa Bank regulations for approximately 8,400 former employees (retired people), according to which the payment will be made in the event that the Bank obtains profit and the distribution of this profit is approved by the board of directors. The bonus was not paid in 1994 and 1995 because Banespa did not make a profit during these years. Partial payments were made from 1996 to 2000 as approved by the board of directors. The aforementioned clause was excluded from the regulation in 2001. The Regional Labor Court and the Superior Labor Court ordered Santander Brasil, as successor to Banespa, to pay the semiannual bonus for the periods related to the second semester of 1996 and semesters of 1997. On March 20, 2019, a decision by the Federal Supreme Court (Supremo Tribunal Federal, or “STF”) rejected the extraordinary appeal filed by Banco Santander, which did not resolve the merits of the case. We filed a rescissory action to annul the sentence due to the absence of legitimacy of AFABESP (second precedent No. 573.232 of the STF) or to recognize the nullity of the TRT decision that did not summon Banco Santander on the modifying effects of the decision on Motion for Clarification, as well as how to suspend execution in the main process. The rescission action was dismissed, and a Motion for Clarification was filed against this decision, due to the absence of an explicit statement about the arguments brought by the Bank. Regarding the Motions for Clarification, the points of omission were not answered as required by law, which is why an Extraordinary Appeal was filed, which was denied by the TST. The Bank filed an appeal against this decision, which is pending admissibility, given that the decisions handed down by the Superior Labor Court contradict an already settled position in the STF (precedent nº 573.232), according to which the Association needs a specific power of attorney to sue in court, and also the decision affronts constitutional precepts about access to justice (item XXXV of article 5 of the CF) by determining excessive collection of costs. In relation to the main action, in August 2021, a decision was rendered that determined that the execution should be carried out individually in the corresponding forum of each represented and AFABESP filed an appeal, which was dismissed (dismissed).

Our legal advisors classified the risk of loss as probable. The current decisions of the court, nor of the court in the main proceeding, do not define a specific amount to be paid by the substitutes, and the amounts must be determined in the regular settlement of the sentence.

As of June 30, 2022, the case is classified as probable loss and the provision was constituted based on the loss estimate.

b.3) Lawsuits and Administrative Proceedings of Civil

These provisions generally arise from: (1) claims for a review of contractual terms and conditions or requests for monetary adjustments, including alleged effects of the implementation of various government economic plans, (2) claims arising from financing contracts, (3) enforcement actions; and (4) claims for damages. For civil actions considered common and similar in nature, provisions are recorded based on the historical average of the cases closed. Claims that do not meet the above criteria are provisioned in accordance with an individual assessment carried out, and provisions are recorded based on the probable risk of loss, on the law and on jurisprudence in accordance with the assessment of loss carried out by the legal advisors.

The main proceedings classified as probable risk of loss are described below:

Lawsuits for Indemnity - Refers to compensation for material and/or moral damages, referring to the consumption relationship, dealing mainly with issues related to credit cards, direct consumer credit, current accounts, collection and loans and other matters. In lawsuits related to causes considered similar and usual for the business, in the normal course of the Bank's activities, the provision is constituted based on the historical average of the closed processes. Claims that do not meet the above criteria are provisioned in accordance with an individual assessment carried out, and provisions are recorded based on the probable risk of loss, on the law and on jurisprudence in accordance with the assessment of loss carried out by the legal advisors.

Economic Plans – They refer to judicial discussions, which claim alleged inflationary purges arising from Economic Plans (Bresser, Verão, Collor I and II), as they understand that such plans violated acquired rights related to the application of inflation rates allegedly due to Savings Accounts, Judicial Deposits and Term Deposits (CDBs). The shares are provisioned based on the individual assessment of loss made by the legal advisors.

Banco Santander is also a party to public civil actions, on the same matter, filed by consumer protection entities, the Public Ministry or Public Defenders' Offices. The constitution of a provision is made only for cases with probable risk, based on the requests for individual executions. The issue is still under analysis by the STF. There is jurisprudence in the STF favorable to Banks regarding an economic phenomenon similar to that of savings, as in the case of correction of time deposits (CDBs) and corrections applied to contracts (tablita).

However, the jurisprudence of the STF has not yet been consolidated on the constitutionality of the norms that modified the monetary standard in Brazil. On April 14, 2010, the Supreme Court of Justice (STJ) decided that the deadline for filing public civil actions that discuss the purges is 5 years from the date of the plans, but this decision has not yet become final. Thus, with this decision, most of the actions, as they were proposed after the period of 5 years, will probably be dismissed, reducing the amounts involved. The STJ also decided that the deadline for individual savers to qualify for Public Civil Actions is also 5 years, counted from the date on which the respective sentence becomes final. Banco Santander believes in the success of the theses defended before these courts due to their content and foundation.

At the end of 2017, the Federal Attorney General's Office (AGU), Bacen, the Consumer Defense Institute (Idec), the Brazilian Front of Savers (Febrapo) and the Brazilian Federation of Banks (Febraban) signed an agreement that seeks to end the legal disputes over the Economic Plans.

Discussions focused on defining the amount that would be paid to each author, according to the balance in the book at the date of the plan. The total amount of payments will depend on the number of subscriptions, and also on the number of savers who have proven in court the existence of the account and the balance on the anniversary date of the change in the indices. The term of agreement negotiated between the parties was approved by the STF.

In a decision handed down by the STF, there was a national suspension of all cases that deal with the issue for the period of validity of the agreement, with the exception of cases in definitive compliance with the sentence.

On March 11, 2020, the agreement was extended through an amendment, with the inclusion of actions that only involve the discussion of the Collor I Plan. This extension has a term of 5 years and the ratification of the terms of the amendment took place on 03 of June 2020.

Management considers that the provisions constituted are sufficient to cover the risks involved with the economic plans, considering the approved agreement.

b.4) Civil, Labor, Tax, and Security Social Liabilities Contingent Classified with Loss Risk as Possible:

These are legal and administrative proceedings of a tax and social security, labor and civil nature, classified, based on the opinion of the legal advisors, as a possible risk of loss, and therefore not provisioned. Tax lawsuits classified as possible losses totaled R$30,420,574 in the Consolidated, the main proceedings being as follows:

• INSS on Profits or Results (PLR) - the Bank and the subsidiaries are involved in legal and administrative proceedings arising from questioning by the tax authorities, regarding the collection of social security contribution on payments made as profit sharing. As of June 30, 2022, the amounts related to these proceedings totaled approximately R$ 7,551,792.

• Tax on Services (ISS) - Financial Institutions - Banco Santander and its subsidiaries are administratively and judicially discussing the requirement, by several municipalities, of payment of ISS on various income arising from operations that are not usually classified as services rendered. As of June 30, 2022, the amounts with possible risk of loss related to these proceedings totaled approximately R$ 4,622,580.

• Unapproved Compensation - the Bank and its affiliates are discussing administratively and judicially with the Federal Revenue Service the non-approval of tax offsets with credits arising from overpayments or undue payments. On June 30, 2022, the amount was approximately R$ 5,498,575.

• Goodwill Amortization of Banco Real - the Brazilian Federal Revenue Service issued a tax assessment notice against the Bank to demand payments of IRPJ and CSLL, including late payment charges, referring to the base period of 2009. The Tax Authorities considered that the goodwill related to the acquisition of Banco Real, amortized in the accounting prior to its incorporation, could not be deducted by Banco Santander for tax purposes. The tax assessment notice was duly challenged and we are currently awaiting judgment before CARF. On June 30, 2022, the amount was approximately R$ 1,502,539.

• Credit Losses - the Bank and the subsidiaries contested the tax assessments issued by the Brazilian Federal Revenue Service, alleging the improper deduction of losses on credit operations from the IRPJ and CSLL calculation bases, for allegedly not meeting the requirements of applicable laws. As of June 30, 2022, the amount related to this discussion is approximately R$ 1,679,175.

• Use of CSLL Tax and Negative Tax Loss - Tax assessment notices issued by the Brazilian Federal Revenue Service in 2009 for alleged undue offsetting of tax losses and negative basis of CSLL, as a result of tax assessments issued in previous periods. Judgment at the administrative level is awaited. On June 30, 2022, the amount was R$ 1,120,996.

• Goodwill Amortization of Banco Sudameris – the tax authorities issued tax assessment notices to demand the payments of IRPJ and CSLL, including late payment charges, referring to the tax deduction of the amortization of the goodwill paid in the acquisition of Banco Sudameris, referring to the base period from 2007 to 2012. Banco Santander presented the respective administrative defenses, which were judged unfavorably. Currently, the lawsuits are awaiting judgment at CARF. On June 30, 2022, the amount was approximately R$ 677,018.

• IRPJ and CSLL - Capital Gain- the Brazilian Internal Revenue Service issued a tax assessment notice against Santander Seguros (legal successor of ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par) charging income tax and social contribution related to the 2005 fiscal year. alleges that the capital gain on the sale of shares of Real Seguros S.A. and Real Vida e Previdência S.A by AAB Dois Par should be taxed at a rate of 34% instead of 15%. the tax treatment adopted in the transaction was in accordance with current tax legislation and the capital gain was duly taxed. The administrative proceeding ended unfavorably to the Bank. In July 2020, the Bank filed a lawsuit seeking to cancel the debt. The lawsuit awaits judgment Banco Santander is responsible for any adverse outcome in this process as the former parent of Zurich Santander Brasil Seguros e Previdênci the S.A. On June 30, 2022, the amount related to this lawsuit was approximately R$ 507,543.

Labor claims classified as possible loss totaled R$ 196,192, excluding the lawsuits below:

Readjustment of Banesprev retirement complements by the IGPDI - lawsuit filed in 2002 in the Federal Court by the Association of Retired Employees of Banco do Estado de São Paulo requesting the readjustment of the retirement supplement by the IGPDI for Banespa retirees who were admitted until May 22, 1975. The sentence granted the correction but only in periods in which no other form of readjustment was applied. The Bank and Banesprev appealed against this decision and although the appeals have not yet been judged, the Bank's success rate in relation to this issue in the Higher Courts is around 90%. In Provisional Execution, calculations were presented by Banco and Banesprev with a result of “zero” due to the exclusion of participants who, among other reasons, appear as plaintiffs in other lawsuits or have already had some type of readjustment. The amount involved is not disclosed since there is no list of representatives duly approved in the case file.

Liabilities related to civil lawsuits with a possible risk of loss totaled R$ 2,559,350, the main proceedings being as follows:

Indemnification Action Coming from Banco Bandepe - related to the loan agreement. After the appeal filed by the Bank with the Superior Court of Justice was granted, the party began a new settlement of the judgment

Indemnity Action Regarding Custody Services - provided by Banco Santander in the initial phase and still without a sentence.

b.5) Other Lawsuits Under the Responsibility of Former Controlling Stockholders

Refers to civil actions, in the amounts of R$ 496 (12/31/2021 - R$496), under the responsibility of the former controlling shareholders of acquired banks and companies. Based on the agreements signed, these lawsuits have guarantees of full reimbursement by the former controlling shareholders, whose respective rights were recorded in other assets.

11.   Stockholders’ equity

a)   Capital

According to the by-laws, Banco Santander's capital stock may be increased up to the limit of its authorized capital, regardless of statutory reform, by resolution of the Board of Directors and through the issuance of up to 9,090,909,090 (nine billion, ninety million, nine hundred and nine thousand and ninety) shares, subject to the established legal limits on the number of preferred shares. Any capital increase that exceeds this limit will require stockholders' approval.

At the Extraordinary General Meeting held on March 31, 2021, it was approved in the context of the partial spin-off of Santander Brasil, which resulted in the segregation of the shares owned by it issued by Getnet Adquirência e Serviços para Meios de Pagamentos S.A. (“Getnet”), with the transfer of the spun-off portion to Getnet, the reduction of the share capital of Santander Brasil in the total amount of two billion reais, without the cancellation of shares, with the share capital of Santander Brasil passing fifty-seven billion from reais to fifty-five billion reais.

The capital stock, fully subscribed and paid, is divided into registered book-entry shares with no par value.

						Thousands of Shares
			06/30/2022			12/31/2021
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	111,597	137,252	248,849	109,718	135,345	245,063
Foreign Residents	3,707,098	3,542,584	7,249,682	3,708,977	3,544,491	7,253,468
Total	3,818,695	3,679,836	7,498,531	3,818,695	3,679,836	7,498,531
(-) Treasury Shares	(27,776)	(27,776)	(55,552)	(15,755)	(15,755)	(31,510)
Total Outstanding	3,790,919	3,652,060	7,442,979	3,802,940	3,664,081	7,467,021

b)   Dividends and Interest on Capital

According to the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends at a rate that is 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Dividends were calculated and paid in accordance with Brazilian Corporate Law.

Prior to the Annual Shareholders' Meeting, the Board of Directors may resolve on the declaration and payment of dividends on earned profits, based on: (i) balance sheets or profit reserves existing in the last balance sheet or (ii) balance sheets issued in periods of less than six months, provided that the total dividends paid in each semester of the fiscal year does not exceed the amount of capital reserves. These dividends are fully charged to the mandatory dividend.

The following distribution of dividends and interest on capital made on June 30, 2022, and December 31, 2021.

							06/30/2022
	In Thousands	Brazilian Real per Thousand Shares/Units
	of Brazilian Real	Gross			Net
		Common	Preferred	Unit	Common	Preferred	Unit
Dividends (1)(3)	1,300,000	165.95	182.55	348.50	165.95	182.55	348.50
Interest on Capital (1)(4)	1,700,000	217.02	238.72	455.73	184.46	202.91	387.37
Dividends (2)(4)	700,000	89.45	98.40	187.85	89.45	98.40	187.85
Interest on Capital (2)(4)	1,000,000	127.79	140.57	268.36	108.62	119.48	228.10
Total	4,700,000

(1) Deliberated by the Board of Directors on February 1, 2022, paid on March 4, 2022, without any monetary restatement.

(2) Deliberated by the Board of Directors on April 14, 2022, paid on May 16, 2022, without any monetary restatement.

(3) They were fully allocated to the mandatory minimum dividends to be distributed by the Bank for the year 2021.

(4) They were fully allocated to the mandatory minimum dividends to be distributed by the Bank for the year 2022.

							12/31/2021
	In Thousands	Brazilian Real per Thousand Shares/Units
	of Brazilian Real	Gross			Net
		Common	Preferred	Unit	Common	Preferred	Unit
Dividends (1)(5)	3,000,000	382.98	421.28	804.26	382.98	421.28	804.26
Interest on Capital (2)(5)	3,400,000	434.04	477.45	911.49	368.94	405.83	774.77
Dividends (3)(5)	3,000,000	382.98	421.28	804.26	382.98	421.28	804.26
Interest on Capital (4)(5)	249,000	31.79	34.97	66.75	27.02	29.72	56.74
Total	9,649,000

(1) Deliberated by the Board of Directors on April 27, 2021, paid on June 22, 2021, without any monetary restatement.

(2) Deliberated by the Board of Directors on July 27, 2021, paid on September 03, 2021, without any monetary restatement.

(3) Deliberated by the Board of Directors on October 26, 2021, paid on December 3, 2021, without any monetary restatement.

(4) Deliberated by the Board of Directors on December 28, 2021, paid on February 3, 2022, without any monetary restatement.

(5) They were fully attributed to the mandatory minimum dividends to be distributed by the Bank for the year 2021.

c)   Reserves

The reserves are allocated as follows after the deductions and statutory provisions, from the net income:

Legal reserve

In accordance with Brazilian Corporate Law, 5% is transferred to the legal reserve, until it reaches 20% of the share capital. This reserve is designed to ensure the integrity of the capital and can only be used to offset losses or increase capital.

Capital reserve

The Bank´s capital reserve consists of: goodwill reserve for subscription of shares and other capital reserves, and can only be used to absorb losses that exceed retained earnings and profit reserves, redemption, reimbursement or acquisition of shares for the Bank´s own issue; capital increase, or payment of dividends to preferred shares under certain circumstances.

Reserve for equalization dividend

After the allocation of dividends, the remaining balance if any, may, upon proposal of the Executive Board and approved by the Board of Directors, be allocated to reserve for equalization of dividends, which will be limited to 50% of the capital. This reserve aims to ensure funds for the payment of dividends, including as interest on own capital, or any interim payment to maintain the flow of shareholders remuneration.

d)   Treasury shares

In the meeting held on February 2, 2021, the Bank’s Board of Directors approved, in continuation of the buyback program that expired on November 4, 2020, the buyback program of its Units and ADRs, by the Bank or its agency in Cayman, to be held in treasury or subsequently sold.

The Buyback Program will cover the acquisition up to 36,956,402 Units, representing 36,956,402 common shares and 36,956,402 preferred shares, which, on December 31, 2020, corresponded to approximately 1% of the Bank’s share capital. On December 31, 2022, the Bank held 355,661,814 common shares and 383,466,228 preferred shares being traded.

The Buyback has the purpose to (1) maximize the value creation to stockholders by means of an efficient capital structure management; and (2) enable the payment of officers, management level employees and others Bank’s employees and companies under its control, according to the Long-Term Incentive Plans. The term of the Buyback Program is 18 months counted from February 3, 2021, and will expire on August 2, 2022.

Bank/Consolidated
Shares in Thousands
	06/30/2022	12/31/2021
	Quantity	Quantity
	Units	Units
Treasury Shares at Beginning of the Period	15,755	18,829
Shares Acquisitions	16,609	91
Payment - Share-Based Compensation	(4,588)	(3,165)
Treasury Shares at Beginning of the Period	27,776	15,755
Subtotal - Treasury Shares in Thousands of Reais	R$1,121,292	R$711,268
Issuance Cost in Thousands of Reais	R$1,771	R$1,771
Balance of Treasury Shares in Thousands of Reais	R$1,123,063	R$713,039

Cost/Share Price	Units	Units
Minimum Cost (*)	R$7.55	R$7.55
Weighted Average Cost (*)	R$27.69	R$33.86
Maximum Cost (*)	R$49.55	R$49.55
Share Price	R$28.81	R$29.98

(*) Considering since the beginning of operations on the stock exchange.

12.   Income Tax

The total income tax for the three-months period can be reconciled to the accounting profit as follows:

	01/01 to 06/30/2022	01/01 to 06/30/2021
Operating Income before Tax	11,361,543	15,739,740
Tax (25% of Income Tax and 20% of Social Contribution)	(5,112,694)	(7,082,883)
PIS and COFINS (net of income tax and social contribution) (1)	(1,030,458)	(1,068,246)
Non - Taxable/Indeductible :
Equity instruments	29,636	34,436
Goodwill	(60,661)	(491,282)
Exchange variation - foreign operations (2)	-	(331,097)
Interest on capital	1,127,349	5,490
Net Indeductible Expenses of Non-Taxable Income (3)	893,550	(465,342)
Adjustments:
IR/CS Constitution on temporary differences	33,821	304,714
CSLL Tax rate differential effect (4)	283,407	447,394
Others Adjustments	481,469	979,490
Income tax and Social contribution	(3,354,581)	(7,667,326)
Of which:
Current taxes	(3,347,244)	(7,926,928)
Deferred taxes	(7,337)	259,602

(1) PIS and COFINS are considered as components of the profit base (net of certain revenues and expenses); therefore, and in accordance with IAS 12, are accounted for as income taxes.

(2) Permanent differences related to the investment in subsidiaries abroad are considered as non-taxable / deductible (see details below).

(3) Includes, mainly, the tax effect on revenues with judicial deposit updates and other income and expenses that do not fall as temporary differences.

(4) Effect of the rate differential for other non-financial and financial corporations, which social contribution rates are 9% and 20%.

Exchange Hedge of Grand Cayman, branch in Luxembourg

Banco Santander operates an agency in the Cayman Islands and a branch in Luxembourg, which are used primarily to raise funds in the capital and financial markets to provide the Bank with credit lines that are extended to its clients for foreign trade and working capital financing.

To hedge the exposure to exchange rate variations, the Bank uses derivatives and funding (economic hedge). In accordance with Brazilian tax rules, gains or losses arising from the impact of the appreciation or depreciation of the Real on foreign investments were not taxable, but as of January 2021, they became taxable or deductible for PIS / Cofins / IR / CSLL purposes, while the gains or losses of the derivatives used as hedges are taxable or deductible. The purpose of these derivatives is to protect net income after taxes.

Law 14.031, of July 28, 2020, determines that, as of January 2021, 50% of the foreign exchange variation of investments abroad should be computed in the determination of the real profit and in the calculation basis of the Social Contribution on Net Income (CSLL) of the investing legal entity domiciled in the country. As of 2022, the exchange variation will be fully computed in the taxable bases of the IRPJ and CSLL.

The different tax treatment of these exchange differences results in volatility in "Operating income before taxation" and in the "Income tax" account. After following the effects of the operations carried out, as well as the total effect of the foreign exchange hedge for the semester ended on June 30, 2022 and 2021.

In R$ Million	01/01 to 06/30/2022	01/01 to 06/30/2021
Exchange differences (net)
Result generated by the exchange rate variations on the Bank's investment in the Cayman, Luxemburg	(2,500)	(1,944)
Gains (losses) on financial assets and liabilities
Result generated by derivative contracts used as hedge	2,622	2,869
Income Taxes
Tax effect of derivative contracts used as hedge - PIS / COFINS	(122)	(133)
Tax effect of derivative contracts used as hedge - IR / CS	-	(792)

13.   Detailing of income accounts

a)   Personnel expenses

	04/01 to 06/30/2022	04/01 to 06/30/2021	01/01 to 06/30/2022	01/01 to 06/30/2021
Salary	1,450,805	1,386,427	3,039,181	2,806,634
Social security costs	348,983	304,372	685,957	613,488
Benefits	388,452	342,432	771,715	677,374
Defined benefit pension plans	1,693	1,620	2,726	3,236
Contributions to defined contribution pension funds	29,290	23,209	79,154	83,008
Share-based payment costs	2,428	7,800	11,660	7,403
Training	14,319	11,420	28,258	21,999
Other personnel expenses	99,328	66,455	168,148	135,144
Total	2,335,298	2,143,735	4,786,799	4,348,285

b)   Other Administrative Expenses

	04/01 to 06/30/2022	04/01 to 06/30/2021	01/01 to 06/30/2022	01/01 to 06/30/2021
Property, fixtures and supplies	232,657	193,593	477,179	378,806
Technology and systems	598,745	535,605	1,236,548	1,153,942
Advertising	147,128	144,635	263,007	257,897
Communications	134,702	83,655	229,840	151,799
Subsistence allowance and travel expenses	(22,060)	14,403	(689)	28,834
Taxes other than income tax	124,622	32,257	154,336	51,515
Surveillance and cash courier services	147,917	134,632	287,716	331,528
Insurance premiums	3,620	4,739	7,390	9,247
Specialized and technical services	583,986	513,055	1,125,131	1,027,617
Other administrative expenses	(45,285)	211,697	178,529	467,615
Total	1,906,032	1,868,272	3,958,987	3,858,800

14.   Employee Benefit Plan

a)     Share-based compensation

Banco Santander has long-term compensation programs linked to the performance of the market price of its shares. Members of Banco Santander's Executive Board are eligible for these plans, in addition to the participants who have been determined by the Board of Directors, whose choice will take into account the seniority of the group. The members of the Board of Directors only participate in said plans when they hold positions on the Executive Board.

Program	Liquidity Type - Referring to the 2nd Quarter	Vesting Period	Period of Exercise/Settlement	01/01 a 06/30/2022		01/01 a 06/30/2021
Locais	Santander Brasil Bank Shares	01/2019 to 12/2021	2022 e 2023	R$40,403	(*)	R$4,916,667	(*)
		01/2020 to 12/2022	2023	R$4,002,000	(*)	R$4,668,000	(*)
		01/2020 to 12/2022	2023 e 2024	R$800,000	(*)	R$5,666,667	(*)
		01/2021 to 06/2024	2024	R$20,600,000	(*)	R$9,959,600	(*)
		01/2021 to 12/2023	2023	R$1,680,000	(*)	R$800,000	(*)
		07/2019 to 06/2022	2022	111,066	SANB11	123,158	SANB11
		09/2020 to 08/2022	2022	309,427	SANB11	467,873	SANB11
		01/2020 to 09/2023	2023	204,139	SANB11	279,326	SANB11
		01/2021 to 12/2022	2023	139,163	SANB11	238,342	SANB11
		01/2021 to 12/2023	2024	343,863	SANB11	327,065	SANB11
		02/2021 to 01/2024	2024	24,441	SANB11	39,944	SANB11
		03/2022 to 03/2025	2025	28,257	SANB11	-	SANB11
Global	Santander Spain Shares and Options	2023		159,253	SAN (**)	318,478	SAN(**)
		2023, with a limit for exercising the options until 2030		832,569	Options without SAN (**)	1,664,983	Options without SAN (**)
		02/2024		124,184	SAN (**)	142,215	SAN (**)
		02/2024, with a limit for exercising the options until 02/2029		370,477	Options without SAN (**)	424,268	Options without SAN (**)
		2025		150,703	SAN (**)	-	SAN (**)
		2025, with a limit for exercising the options until 2030		578,713	Options without SAN (**)	-	Options without SAN (**)
Balance of Plans on June 30, 2022				R$27,122,403	(*)	R$26,010,933	(*)
				1,160,356	SANB11	R$1,475,708	SANB11
				434,140	SAN	R$460,693	SAN
				1,781,759	Options without SAN (**)	R$2,089,251	Options without SAN (**)

(*) Target of the plan in Reais, to be converted into SANB11 shares according to the achievement of the plan's performance indicators at the end of the vesting period, at the price of the last 15 trading sessions of the month immediately prior to the grant.

(**) Target of the plan in shares and SAN options, to be paid in cash at the end of the vesting period, according to the achievement of the plan's performance indicators.

Our long-term programs are divided into Local and Global plans, with specific performance indicators and the condition of maintaining the participant's employment relationship until the date of payment to be entitled to receive.

Global ILP Plans

We currently have 2 global plans launched in 2019 and 2020. Eligible executives had an incentive target set in reais. The payment in accordance with the fulfillment of the performance indicators will be calculated in shares and options of Grupo Santander (SAN), after a deferral period of three years, with equivalent settlement in reais.

Pricing Model

The pricing model is based on the Local Volatility model or Dupire model, which allows the simultaneous calibration of all listed European options. In addition to this model, there is an extension to deal with uncertainty in dividends, where part of the dividend value is considered confirmed, and the rest is linked to the performance of the underlying. This extended model is integrated into a PDE engine, which numerically solves the corresponding stochastic differential equation to calculate the expected value of the product.

Data and assumptions used in the pricing model, including weighted average share price, exercise price, expected volatility, option life, expected dividends, and risk-free interest rate

•              The weighted average share price (and exercise price) is €3,104 based on the 15-day weighted average between 07/01/2022 and 01/27/2022

•              The expected volatility used was 33.80

•              Options expire on 02/01/2030

•              Expected dividends range from approximately 6.6 cents in the short term (2022) to approximately 5.75 cents per share per year in the long term (2030)

•              The discount curve used gives a discount of 0.96 for 2030

The exercise price, in all cycles and if the objectives established in the regulations are achieved, will be the market price on the exercise date.

Long-Term Incentive Plans (ILP)

Long-term incentive plans may be granted according to the strategy of new companies in the group or specific businesses.

Each plan will have a specific contract and its calculation and payment must be approved by the established governance, observing local and global normative resolutions.

The reference value of each participant will be converted into SANB11 shares, normally at the price of the last 15 trading sessions of the month immediately preceding the plan's payment.

At the end of the vesting period, payment either for the resulting shares in the case of local plans, or for the amount equivalent to the shares/options of the global plans are made with a 1-year restriction, this payment is still subject to the application of the Malus/Clawback clauses , which may reduce or cancel the shares to be delivered in cases of non-compliance with internal rules and exposure to excessive risks.

Impact on Result

The impacts on income are accounted for under Personnel Expenses, as follows:

		Consolidated
		06/30/2022	06/30/2021
Program	Liquidity Type
Local	Santander Shares (Brazil)	12,622	10,107
Global	Santander Spain Shares and Options	1,599	1,958

b)    Share-Referenced Variable Compensation

The long-term incentive plan (deferral) sets forth the requirements for payment of future deferred installments of variable remuneration, considering the long-term sustainable financial bases, including the possibility of applying reductions or cancellations due to the risks assumed and fluctuations the cost of capital.

The variable remuneration plan with payment referenced in Banco Santander shares is divided into 2 programs: (i) Identified Collective and (ii) Other Employees. The impacts on the result are accounted for under Personnel Expenses, as follows:

Program	Participant	Liquidity Type	01/01 to 06/30/2022	01/01 to 06/30/2021
Collective Identified	Members of the Executive Committee, Statutory Officers and other executives who assume significant and responsible risks of control areas	50% in cash indexed to 100% of CDI and 50% in shares (Units SANB11)	19,421	14,212
Unidentified Collective	Management-level employees and employees who are benefited by the Deferral Plan	50% in cash indexed to 100% of CDI and 50% in shares (Units SANB11)	49,898	2,789

15.   Operating segments

According to IFRS 8, an operating segment is a component of an entity:

(a) That operates in activities from which it may earn income and incur expenses (including income and expenses related to operations with other components of the same entity);

(b) Whose operating results are regularly reviewed by the entity's main responsible for operating decisions related to the allocation of resources to the segment and the assessment of its performance, and

(c) For which separate financial information is available.

Based on these guidelines, the Bank identified the following reportable operating segments:

• Commercial Bank

• Global Wholesale Bank

The Bank has two segments, the commercial segment which includes individuals and legal entities (except for global corporate clients, which are treated in the Global Wholesale Bank segment) and the Global Wholesale Bank segment, which includes Investment Banking and Markets, including treasury and stock business departments.

The Bank operates in Brazil and abroad, through the Cayman and Luxembourg branch and its subsidiary in Spain, with Brazilian customers and, therefore, does not present geographic segmentation.

The Income Statements and other significant data are as follows:

			01/01 to 06/30/2022			01/01 to 06/30/2021
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total	Commercial Banking	Global Wholesale Banking	Total
NET INTEREST INCOME	23,167,279	1,783,541	24,950,820	22,655,548	1,554,692	24,210,240
Income from equity instruments	3,200	16,804	20,004	2,559	11,630	14,189
Equity Income	47,846	18,013	65,859	59,989	16,536	76,525
Net fee and commission income	6,314,471	1,104,971	7,419,442	6,710,598	1,089,156	7,799,754
Gains (losses) on financial assets and liabilities and exchange differences (1)	(412,394)	1,581,430	1,169,036	925,350	1,234,637	2,159,987
Other operating income/(expenses)	15,177	(40,514)	(25,337)	(347,464)	(99,869)	(447,333)
TOTAL INCOME	29,135,579	4,464,245	33,599,824	30,006,580	3,806,782	33,813,362
Personnel expenses	(4,391,373)	(395,426)	(4,786,799)	(3,984,943)	(363,342)	(4,348,285)
Other administrative expenses	(3,655,983)	(303,004)	(3,958,987)	(3,582,248)	(276,552)	(3,858,800)
Depreciation and amortization	(1,207,248)	(49,698)	(1,256,946)	(1,210,674)	(45,163)	(1,255,837)
Provisions (net)	(892,640)	(3,216)	(895,856)	(781,102)	13,941	(767,161)
Net impairment losses on financial assets	(11,420,539)	55,605	(11,364,934)	(8,085,340)	172,031	(7,913,309)
Net impairment losses on other financial assets	(46,879)	(9,580)	(56,459)	(9,408)	(461)	(9,869)
Other financial gains/(losses)	81,700	-	81,700	79,639	-	79,639
OPERATING INCOME BEFORE TAX (1)	7,602,618	3,758,925	11,361,543	12,432,503	3,307,237	15,739,740
Hedge Cambial (1)	(122)	-	(122)	(925)	-	(925)
OPERATING INCOME BEFORE TAX (1)	7,602,496	3,758,924	11,361,420	12,431,578	3,307,237	15,738,815

(1) Includes, at Banco Comercial, the foreign exchange hedge of the dollar investment (a strategy to mitigate the tax effects and exchange rate variation of offshore investments on net income), the result of which is recorded in “Gains (losses) on financial assets and liabilities” fully offset in the Tax line.

			06/30/2022			12/31/2021
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total	Commercial Banking	Global Wholesale Banking	Total
Total assets	872,936,790	96,914,973	969,851,763	838,267,118	92,941,277	931,208,396
Loans and advances to customers	400,487,342	71,352,548	471,839,890	394,086,048	70,757,994	464,844,042
Customer deposits	335,254,211	138,628,765	473,882,976	344,180,608	124,780,461	468,961,069

16.   Related party transactions

The parties related to the Bank are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel and the entities over which the key management personnel may exercise significant influence or control.

Banco Santander has the Policy on Related Party Transactions approved by the Board of Directors, which aim to ensure that all transactions are made on the policy typified in view the interests of Banco Santander and its stockholders'. The policy defines powers to approve certain transactions by the Board of Directors. The rules laid down are also applied to all employees and directors of Banco Santander and its subsidiaries.

The transactions and remuneration of services with related parties are carried out in the ordinary course of business and under commutative conditions, including interest rates, terms and guarantees, and do not involve risks greater than normal collection or present other disadvantages.

a)   Key-person management compensation

The Bank's Board of Directors' Meeting held on March 25, 2022 approved, in accordance with the favorable recommendation of the Remuneration Committee, the proposal for the maximum global remuneration for Managers (Board of Directors and Executive Board) for the year 2022, in the amount of up to R$504,550 covering fixed, variable and share-based compensation and other benefits. The proposal was subject to deliberation at the Annual General Meeting (AGM) on April 29, 2022.

i) Long-term benefits

The Banco Santander as well as Banco Santander Spain, as other subsidiaries of Santander Group, have long-term compensation programs tied to their share's performance, based on the achievement of goals.

ii) Short-term benefits

The following table shows the Board of Directors’ and Executive Board’s:

	01/01 to 06/30/2022	01/01 to 06/30/2021
Fixed Compensation	58,192	44,148
Variable Compensation - in cash	86,442	55,030
Variable Compensation - in shares	70,828	54,525
Others	23,753	24,349
Total Short-Term Benefits	239,215	178,053
Variable Compensation - in cash	82,643	70,962
Variable Compensation - in shares	87,468	73,444
Total Long-Term Benefits	170,111	144,406
Total	409,326	322,459

Additionally, in the semester ended June 30, 2022, charges were paid on management compensation in the amount of R$ 18,493 (06/30/2021 - R$14,915).

iii) Termination of the contract

The termination of the employment relationship with the administrators, in the event of breach of obligations or by the contractor's own will, does not give the right to any financial compensation and its benefits will be discontinued.

b)   Credit operations

The Bank and its subsidiaries may carry out transactions with related parties, in line with the legislation in force as set forth in articles 6 and 7 of CMN Resolution nº 4,693/18, article 34 of Law 6,404/76 "Law of Corporations" and the Policy for Transactions with Related Parties of Santander published on the Investor Relations website, being considered related parties:

(1)            its controllers, natural or legal persons, under the terms of art. 116 of the Law of Corporations;

(2)            its directors and members of statutory or contractual bodies;

(3)            in relation to the persons mentioned in items (i) and (ii), their spouse, companion and relatives, consanguineous or the like, up to the second degree;

(4)            natural persons with qualified equity interest in their capital;

(5)            corporate entities with qualified equity interest in their capital;

(6)            legal entities in whose capital, directly or indirectly, a Santander Financial Institution has a qualified shareholding;

(7)            legal entities in which a Santander Financial Institution has effective operational control or preponderance in the deliberations, regardless of the equity interest; and

(8)            legal entities that have a director or member of the Board of Directors in common with a Santander Financial Institution.

c)   Shareholding

The following table shows the direct shareholding (common and preferred shares) on June 30, 2022, and December 31, 2021:

						Shares in Thousands
						06/30/2022
Stockholders	Common Shares	Common Shares (%)	Preferred Shares	Preferred Shares (%)	Total Shares	Total Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
Grupo Empresarial Santander, S.L. (GES) (1)	1,627,891	42.6%	1,539,863	41.9%	3,167,754	42.2%
Banco Santander, S.A. (1)	2,696	0.1%	-	0.00%	2,696	0.00%
Directors (*)	4,786	0.1%	4,786	0.1%	9,572	0.1%
Others	345,963	9.1%	373,767	10.1%	719,730	9.7%
Total Outstanding	3,790,919	99.3%	3,652,060	99.2%	7,442,979	99.3%
Treasury Shares	27,776	0.7%	27,776	0.8%	55,552	0.7%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	345,962	9.1%	373,766	10.2%	719,728	9.6%

						Shares in Thousands
						12/31/2021
Stockholders	Common Shares	Common Shares (%)	Preferred Shares	Preferred Shares (%)	Total Shares	Total Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
GES (1)	1,627,891	42.6%	1,539,863	41.9%	3,167,754	42.2%
Banco Santander, S.A. (1)	2,696	0.1%	-	0.00%	2,696	0.00%
Directors (*)	4,939	0.1%	5,029	0.1%	9,968	0.1%
Others	357,831	9.4%	385,545	10.5%	743,374	9.9%
Total Outstanding	3,802,940	99.6%	3,664,081	99.6%	7,467,021	99.6%
Treasury Shares	15,755	0.4%	15,755	0.4%	31,510	0.4%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	357,830	9.4%	385,544	10.5%	743,374	9.9%

(1) Companies of the Santander Spain Group.

(2) Composed of Employees and Others.

(*) None of the members of the Board of Directors and Executive Board holds 1.0% or more of any class of shares.

d)      Related-Party Transactions

Santander has a Policy for Related Party Transactions approved by the Board of Directors, which aims to ensure that all transactions typified by the policy to take effect in view of the interests of Banco Santander and its stockholders. The policy defines the power to approve certain transactions by the Board of Directors. The planned rules also apply to all employees and officers of Banco Santander and its subsidiaries. Operations and charges for services with related parties are carried out in the ordinary course of business and under reciprocal conditions, including interest rates, terms and guarantees, and do not entail greater risk than the normal collection or have other disadvantages.

	Parent (1)		Joint-controlled companies and Other Related Party (2)		Key Management Personnel (3)		Total

	06/30/2022	12/31/2021	06/30/2022	12/31/2021	06/30/2022	12/31/2021	06/30/2022	12/31/2021
Assets	1,206,454	895,492	23,008,084	32,119,319	13,324	19,776	24,227,861	33,034,587
Derivatives Measured At Fair Value Through Profit Or Loss, Net	743,113	(3,043,904)	(1,385,859)	(73,209)	-	-	(642,746)	(3,117,113)
Loans and other amounts with credit institutions - Availability and Applications in Foreign Currency (Overnight Applications)	322,194	3,930,078	23,217,342	27,591,391	-	-	23,539,536	31,521,469
Loans and other values with customers	48	109	916,566	3,550,601	21,576	20,034	938,190	3,570,744
Other Assets	141,099	9,209	260,035	1,050,536	-	-	401,134	1,059,745
Warranties and Limits	-	-	-	-	(8,252)	(258)	(8,252)	(258)
Liabilities	(20,162,798)	(25,832,894)	(8,894,965)	(8,844,861)	(376,929)	(821,529)	(29,434,692)	(35,499,284)
Deposits from credit institutions	(6,837,800)	(11,178,490)	(8,411,200)	(7,866,308)	-	-	(15,249,000)	(19,044,798)
Securities	-	-	-	-	182,945	(128,593)	182,945	(128,593)
Customer deposits	-	-	(294,493)	(799,435)	(28,846)	(28,672)	(323,339)	(828,107)
Other Liabilities - Dividends and Interest on Capital Payable	-	(564,786)	3,347	-	-	-	3,347	(564,786)
Other Liabilities	(103,504)	(1,011)	(192,619)	(179,118)	(531,028)	(664,264)	(827,151)	(844,393)
Debt Instruments Eligible for Capital	(13,221,494)	(14,088,607)	-	-	-	-	(13,221,494)	(14,088,607)

	06/30/2022	06/30/2021	06/30/2022	06/30/2021	06/30/2022	06/30/2021	06/30/2022	06/30/2021
Income	4,283,602	(1,533,367)	1,031,164	923,258	(404,126)	854	4,910,639	(609,255)
Interest and similar income - Loans and amounts due from credit institutions	593	2,111	-	102,196	986	1,043	1,579	105,350
Warranties and Limits	-	-	-	-	12,642	42	12,642	42
Interest expense and similar charges - Customer deposits	(38,049)	(11,232)	(163,047)	(333,365)	(417,936)	(621)	(619,032)	(345,218)
Fee and commission income (expense)	-	-	1,600,322	1,677,840	197	184	1,600,519	1,678,024
Gains (losses) on financial assets and liabilities and exchange differences (net)	4,846,365	(1,414,336)	(159,744)	(221,880)	163	206	4,686,784	(1,636,010)
Administrative expenses and amortization	(103,483)	(109,910)	(267,878)	(292,593)	-	-	(371,361)	(402,503)
Result on disposal of assets not classified as non-current assets held for sale	-	-	12,820	-	(178)	-	12,642	-
Debt Instruments Eligible for Capital	(421,824)	-	-	-	-	-	(421,824)	-
Other Administrative expenses - Donation	-	-	8,691	(8,940)	-	-	8,691	(8,940)

17.   Fair value of financial assets and liabilities

Under IFRS 13, the fair value measurement uses a fair value hierarchy that reflects the model used in the measurement process which should be in accordance with the following hierarchical levels:

Level 1: Determined on the basis of public (unadjusted) quoted prices in highly active markets for identical assets and liabilities, these include public debt securities, stocks, derivatives listed.

Level 2: They are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).

Level 3: They are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Financial assets and liabilities at fair value on through income statement or other comprehensive income

Level 1: The securities with high liquidity and quoted prices in active market are classified as level 1. At this level there were classified most of the Brazilian Government Securities (mainly LTN, LFT, NTN-B, NTN-C and NTN-F), shares in stock exchange and other securities traded in the active market.

Level 2: When price quotations cannot be observed, Management, using its own internal models, makes its best estimate of the price that would be set by the market. These models use data based on observable market parameters as an important reference. The best evidence of the fair value of a financial instrument at initial recognition is the transaction price, unless the fair value of the instrument can be derived from other market transactions carried out with the same or similar instruments or can be measured using a valuation technique in which the variables used include only observable market data, particularly interest rates. These bonds and securities are classified at level 2 of the fair value hierarchy and are composed mainly of Government Securities (Repo, Cancelable LCI and NTN) in a less liquid market than those classified in the level.

Level 3: When there is information that is not based on observable market data, Banco Santander uses internally developed models, from curves generated according to the internal model. Level 3 comprises mainly unlisted shares.

Derivatives

Level 1: Derivatives traded on stock exchanges are classified in Level 1 of the hierarchy.

Level 2: For derivatives traded over the counter, the valuation (primarily swaps and options) usually uses observable market data, such as: exchange rates, interest rates, volatility, correlation between indexes and market liquidity.

When pricing the financial instruments aforementioned, it is used the Black-Scholes Model (exchange rate options, interest rate options; caps and floors) and the present value method (discount of future values by market curves).

Level 3: Derivatives not traded in the stock exchange and that do not have an observable data in an active market were classified as Level 3, and these are composed by exotic derivatives.

The following table shows a summary of the fair values of financial assets and liabilities for the semester ended June 30, 2022, and December 31, 2021, classified based on several measurement methods adopted by the Bank to determine their fair value:

				06/30/2022
	Level 1	Level 2	Level 3	Total
Financial Assets Measured At Fair Value Through Profit Or Loss	1,063,335	42,421,432	2,634,077	46,118,844
Debt instruments	1,063,335	198,045	2,634,077	3,895,457
Balances with The Brazilian Central Bank	-	42,223,387	-	42,223,387
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	57,426,095	26,416,438	771,900	84,614,433
Debt instruments	54,885,288	1,195,171	157,170	56,237,629
Equity instruments	2,540,807	25,314	-	2,566,121
Derivatives	-	25,195,953	614,730	25,810,683
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	-	381,735	691,556	1,073,291
Equity instruments	-	88,532	26,666	115,198
Loans and advance to customers	-	293,203	664,890	958,093
Financial Assets Measured At Fair Value Through Other Comprehensive Income	66,669,670	1,808,918	880,036	69,358,624
Debt instruments	66,669,670	1,800,977	851,291	69,321,938
Equity instruments	-	7,941	28,745	36,686
Hedging derivatives (assets)	-	385,637	-	385,637
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	-	40,591,402	194,589	40,785,991
Trading derivatives	-	27,141,744	194,589	27,336,333
Short positions	-	13,449,658	-	13,449,658
Financial Liabilities Measured At Fair Value Through Profit Or Loss	-	8,829,274	-	8,829,274
Other financial liabilities	-	8,829,274	-	8,829,274
Hedging derivatives (liabilities)	-	117,421	-	117,420

				12/31/2021
	Level 1	Level 2	Level 3	Total
Financial Assets Measured At Fair Value Through Profit Or Loss	601,204	15,736,825	2,520,813	18,858,842
Debt instruments	601,204	-	2,520,813	3,122,017
Balances with The Brazilian Central Bank	-	15,736,825	-	15,736,825
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	49,462,429	20,608,008	500,228	70,570,665
Debt instruments	47,582,871	19,329	150,395	47,752,595
Equity instruments	1,879,558	85,029	56,023	2,020,610
Derivatives	-	20,503,650	293,810	20,797,460
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	-	420,898	449,264	870,162
Equity instruments	-	98,921	378,786	477,707
Loans and advance to customers	-	321,977	70,478	392,455
Financial Assets Measured At Fair Value Through Other Comprehensive Income	98,977,403	1,662,779	601,605	101,241,787
Debt instruments	98,975,973	1,649,925	586,702	101,212,600
Equity instruments	1,430	12,854	14,903	29,187
Hedging derivatives (assets)	-	342,463	-	342,463
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	-	36,484,135	468,432	36,952,567
Trading derivatives	-	23,703,576	468,432	24,172,008
Short positions	-	12,780,559	-	12,780,559
Financial Liabilities Measured At Fair Value Through Profit Or Loss	-	7,459,784	-	7,459,784
Other financial liabilities	-	7,459,784	-	7,459,784
Hedging derivatives (liabilities)	-	446,973	-	446,973

Movements in fair value of Level 3

The following tables demonstrate the movements during the semester ended June 30, 2022, and 2021, for the financial assets and liabilities classified as Level 3 in the fair value hierarchy:

	Fair Value 12/31/2021	Gains/ losses (Realized/Not Realized)	Transfers to Level 3	Additions / Low	Fair value 06/30/2022
Financial Assets Measured At Fair Value Through Profit Or Loss	2,520,813	105,990	(161,778)	169,052	2,634,077
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	462,156	283,127	(4,379)	30,996	771,900
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	449,264	242,291	1	-	691,556
Financial Assets Measured At Fair Value Through Other Comprehensive Income	601,604	278,432	-	-	880,036
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	433,583	(88,626)	(78,826)	(71,542)	194,589

	Fair Value 12/31/2020	Gains/ losses (Realized/Not Realized)	Transfers to Level 3	Additions / Low	Fair value 06/30/2021
Financial Assets Measured At Fair Value Through Profit Or Loss	2,956,882	227,770	-	(443,168)	2,741,484
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	817,548	65,700	(368,776)	187,747	702,219
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	282,151	(16,657)	-	27,253	292,747
Financial Assets Measured At Fair Value Through Other Comprehensive Income	1,297,021	(54,065)	7,601	(87,902)	1,162,655
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	753,121	104,345	(138,309)	72,521	791,678

Fair value movements linked to credit risk

Changes in fair value attributable to changes in credit risk are determined on the basis of changes in the prices of credit default swaps compared to similar obligations of the same obligor when such prices are observable, since these credit swaps better reflect the market risk assessment for a specific financial asset. When such prices are not observable, changes in fair value attributable to changes in credit risk are determined as the total value of changes in fair value not attributable to changes in the underlying interest rate or other observed market rates. In the absence of specific observable data, this approach provides a reasonable approximation of changes attributable to credit risk, as it estimates the margin change above the reference value that the market may require for the financial asset.

Financial assets and liabilities not measured at fair value

The financial assets owned by the Bank are measured at fair value in the accompanying consolidated balance sheets, except for loans and receivables.

Similarly, the Bank’s financial liabilities except for financial liabilities held for trading and those measured at fair value - are measured at amortized cost in the consolidated balance sheets.

i) Financial assets measured at other than fair value

Below is a comparison of the carrying amounts of financial assets of the Bank measured by a value other than the fair value and their respective fair values on June 30, 2022, and December 31, 2021:

					06/30/2022
Assets	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Investments in the open market - Central Bank of Brazil	42,223,387	42,223,387	42,223,387	-	-
Loans and amounts due from credit institutions	97,562,448	97,562,448	-	72,543,520	25,018,928
Loans and advances to customers	470,881,797	466,939,385	-	281,007	466,014,378
Debt instruments	88,166,235	86,858,089	37,763,706	9,790,480	39,303,903
Total	699,477,867	693,583,309	79,987,093	82,615,007	530,337,209

					12/31/2021
Assets	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Investments in the open market - Central Bank of Brazil	16,657,201	16,657,201	16,657,201	-	-
Loans and amounts due from credit institutions	95,664,754	95,664,754	-	73,308,279	22,356,475
Loans and advances to customers	464,451,587	460,525,749	-	6,044,808	454,480,941
Debt instruments	73,125,011	74,074,095	28,472,612	12,124,154	33,477,329
Total	649,898,553	646,921,799	45,129,813	91,477,241	510,314,745

ii) Financial liabilities measured at other than fair value

Following is a comparison of the carrying amounts of Bank´s financial liabilities measured by a value other than fair value and their respective fair values on June 30, 2022, and December 31, 2021:

					06/30/2022
Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Financial Liabilities at Measured Amortized Cost:
Deposits of Brazil's Central Bank and deposits of credit institutions	120,527,760	120,527,760	-	69,482,875	51,044,885
Customer deposits	473,882,976	473,770,421	-	54,141,422	419,628,999
Marketable debt securities	95,679,514	94,614,843	-	-	94,614,843
Debt instruments Eligible Capital	19,131,625	19,131,625	-	-	19,614,843
Other financial liabilities	72,891,361	72,891,361	-	-	72,891,361
Total	782,113,236	780,936,009	-	123,624,297	657,311,713

					12/31/2021
Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Financial Liabilities at Measured Amortized Cost:
Deposits of Brazil's Central Bank and deposits of credit institutions	121,005,909	121,005,909	-	26,200,162	94,805,747
Customer deposits	468,961,069	468,960,950	-	60,911,279	408,049,671
Marketable debt securities	79,036,792	79,035,644	-	-	79,035,644
Debt instruments Eligible Capital	19,641,408	19,641,408	-	-	19,641,408
Other financial liabilities	61,448,516	61,448,516	-	-	61,448,516
Total	750,093,694	750,092,427	-	87,111,441	662,980,986

The methods and assumptions used to estimate fair value are defined below:

Loans and amounts due from credit institutions and from clients– Fair value are estimated for groups of loans with similar characteristics.  The fair value was measured by discounting estimated cash flow using the average interest rate of new contracts. That is, the future cash flow of the current loan portfolio is estimated using the contractual rates, and then the new loans spread over the risk free interest rate are incorporated to the risk free yield curve in order to calculate the loan portfolio fair value. In terms of behavior assumptions, it is important to highlight that a prepayment rate is applied to the loan portfolio, thus a more realistic future cash flow is achieved.

Deposits from Bacen and credit institutions and Client deposits– The fair value of deposits was calculated by discounting the difference between the cash flows on a contractual basis and current market rates for instruments with similar maturities. For variable-rate deposits, the carrying amount was considered to approximates fair value.

Debt and Subordinated Securities – The fair value of long-term loans was estimated by cash flow discounted at the interest rate offered on the market with similar terms and maturities.

Debt Instruments Eligible to Capital – refer to the transaction fully agreed with a related party, in the context of the Capital Optimization Plan, whose book value is similar to the fair value.

Other financial liabilities – according to the explanatory note, substantially include amounts to be transferred as a result of credit card operations, transactions pending settlement and dividends and interest on equity payable, whose book value is similar to its fair value.

The valuation techniques used to estimate each level are defined in note 1.c.2.1.i.

Management revisited the criteria assigned to classify the fair value level of assets and liabilities measured at amortized cost, presented exclusively for purposes of disclosure and concluded that they best fit as level 3 in view of observable market data.

18.   Other disclosures

a) Trading and hedging derivatives

The main risk factors associated to derivatives contracted are related to exchange rates, interest rates and stocks. To manage these and other market risk factors the Bank uses practices which include the measurement and follow up of the limit´s usage previously defined on internal committees, as well as the daily follow up of the portfolios values in risk, sensitivities and changes in the interest rate and exchange exposure, liquidity gaps, among other practices which allow the control and follow up on the main risk metrics that can affect the Bank´s position in the several markets which it acts. Based on this management model the Bank has accomplished its goal, using operations with derivatives, in optimize the relation risk/benefits even in situation with great volatility.

The derivatives fair value is determined through quotation of market prices. The swaps contracts fair value is determined using discounted cash flow modeling techniques, reflecting suitable risk factors. The fair value of NDF and Future contracts are also determined based on the quotation of market prices for derivatives traded in specific chamber (i.e.. stock Exchange for example) or using the same methodology applied for swap contracts. The fair value of options derivatives (call and put) is determined based on the mathematical models, such as Black & Scholes, using yield rates, implied volatilities and the fair value of the corresponding asset. The current market prices are used to price the volatilities. For the derivatives which do not have prices directly disclosed by specific chamber, their fair values are obtained through pricing models which use market information, based on disclosed prices of more liquid assets. Interest rate curves and market volatilities are extracted from these prices to be used as first input in these models.

I) Summary of Derivative Financial Instruments

Below, the composition of the portfolio of Derivative Financial Instruments (Assets and Liabilities) by type of instrument, demonstrated by their market value:

	06/30/2022		12/31/2021
	Assets	Liabilities	Assets	Liabilities
Swap Differentials Receivable	12,493,109	14,568,164	7,641,355	8,538,705
Option Premiums to Exercise	1,489,212	1,974,000	1,385,889	2,256,244
Forward Contracts and Other	12,213,999	10,911,590	12,112,679	13,824,032
Total	26,196,320	27,453,754	21,139,923	24,618,981

II) Derivative Financial Instruments Recorded in Offsetting and Equity Accounts

			06/30/2022			12/31/2021

Trading	Notional (1)	Curve Value	Fair Value	Notional (1)	Curve Value	Fair Value
Swap	906,381,801	(4,520,095)	(2,075,055)	837,762,020	(1,804,744)	(897,350)
Asset	452,844,819	13,063,833	12,493,109	418,137,448	13,162,674	7,641,355
CDI (Interbank Deposit Rates)	99,990,825	3,422,566	3,422,566	66,837,268	318,541	(778,177)
Fixed Interest Rate - Real	223,630,983	8,537,305	8,537,305	231,741,021	9,269,271	6,412,471
Indexed to Price and Interest Rates	3,411,458	34,289	34,289	2,089,110	-	(234,488)
Indexed to Foreign Currency	125,811,553	1,069,673	498,949	91,837,446	799,550	2,003,728
Other	-	-	-	25,632,603	2,775,313	237,822
Liabilities	453,536,982	(17,583,928)	(14,568,164)	419,624,571	(14,967,418)	(8,538,705)
CDI (Interbank Deposit Rates)	77,114,036	(3,533,809)	(5,200,529)	321,402,883	(4,171,481)	(12,327,484)
Indexed Interest Rate Fixed - Real	237,952,520	(11,095,055)	(7,536,413)	48,874,762	(6,760,576)	2,467,425
Indexed to Price and Interest Rates	10,708,223	(192,397)	24,726	22,827,336	-	(728,677)
Indexed to Foreign Currency	127,762,203	(2,762,667)	(1,855,948)	887,129	(28,407)	2,287,852
Other	-	-	-	25,632,461	(4,006,955)	(237,822)
Options	717,180,328	(958,919)	(484,788)	1,130,172,099	(595,345)	(870,355)
Purchased Position	383,278,428	1,707,867	1,489,212	564,829,758	1,240,879	1,385,889
Call Option - Foreign Currency	21,559,532	836,500	848,563	9,898,179	271,464	382,237
Put Option - Foreign Currency	15,981,344	657,519	503,549	4,094,316	140,280	187,123
Call Option - Other	77,831,496	77,611	93,994	31,248,540	459,995	510,976
Interbank Market	75,419,297	1,090	69,160	28,499,055	444,446	495,214
Other (2)	2,412,199	76,521	24,834	2,749,485	15,549	15,763
Put Option - Other	267,906,056	136,237	43,106	519,588,723	369,140	305,553
Interbank Market	267,453,073	102,523	1,641	519,588,723	369,140	305,553
Sold Position	333,901,900	(2,666,786)	(1,974,000)	565,342,341	(1,836,224)	(2,256,244)
Call Option - US Dollar	20,044,786	(644,947)	(619,801)	4,111,016	(170,553)	(152,348)
Put Option - US Dollar	17,299,115	(541,913)	(464,756)	4,017,161	(348,715)	(287,825)
Call Option - Other	23,936,041	(1,170,949)	(731,898)	33,383,234	(719,460)	(872,335)
Interbank Market	15,064,411	(254,408)	(246,170)	31,730,928	(713,773)	(858,586)
Other (2)	8,871,630	(916,541)	(485,728)	1,652,305	(5,687)	(13,749)
Put Option - Other	272,621,958	(308,977)	(157,545)	523,830,930	(597,497)	(943,736)
Interbank Market	272,530,682	(307,545)	(156,690)	523,830,930	(597,497)	(943,736)
Other (2)	91,276	(1,432)	(855)	-	-	-
Futures Contracts	195,435,366	-	-	287,984,278	-	-
Purchased Position	147,177,886	-	-	148,237,279	-	-
Exchange Coupon (DDI)	74,656,849	-	-	85,931,389	-	-
Interest Rates (DI1 and DIA)	53,515,987	-	-	28,491,764	-	-
Foreign Currency	16,939,724	-	-	33,797,350	-	-
Indexes (3)	1,789,219	-	-	16,776	-	-
Treasury Bonds/Notes	276,107	-	-	-	-	-
Sold Position	48,257,480	-	-	139,746,999	-	-
Exchange Coupon (DDI)	15,705,129	-	-	60,606,204	-	-
Interest Rates (DI1 and DIA)	18,992,828	-	-	53,267,620	-	-
Foreign Currency	10,643,222	-	-	25,678,296	-	-
Indexes (3)	2,916,301	-	-	194,879	-	-
Forward Contracts and Other	126,688,148	3,986,100	1,302,410	167,611,313	2,836,843	(1,711,352)
Purchased Position	86,359,303	6,044,618	12,214,000	93,097,212	5,345,415	12,112,679
Currencies	80,551,888	5,465,386	10,211,244	83,752,185	2,738,485	8,501,934
Other	5,807,415	579,232	2,002,756	9,345,027	2,606,930	3,610,745
Sold Position	40,328,845	(2,058,518)	(10,911,590)	74,514,101	(2,508,572)	(13,824,032)
Currencies	37,154,103	(1,198,754)	(9,066,426)	71,611,500	(1,141,826)	(11,932,009)
Other	3,174,742	(859,764)	(1,845,164)	2,902,602	(1,366,746)	(1,892,023)

(1) Nominal value of updated contracts.

(2) Includes options for indices, being mainly options involving US Treasury, shares and stock indices.

(3) Includes Bovespa and S&P indices.

III) Derivative Financial Instruments by Counterparty, Opening by Maturity and Trading Market

										Notional
					By Counterparty			By Maturity		By Market Trading
				06/30/2021	12/31/2021			06/30/2021		06/30/2021
		Related	Financial			Up to	From 3 to	Over	Stock exchange (2)	Over the counter (3)
	Customers	Parties	Institutions (1)	Total	Total	3 Months	12 Months	12 Months
Swap	317,399,953	-	135,444,866	452,844,819	418,137,448	35,852,810	107,121,104	309,870,905	64,468,629	388,376,190
Options	717,180,328	-	-	717,180,328	1,130,172,099	225,196,271	437,825,169	54,158,888	124,913,844	592,266,484
Futures Contracts	195,435,365	-	-	195,435,365	287,984,278	98,094,040	51,225,229	46,116,097	195,435,365	-
Forward Contracts and Other	118,702,644	87,573	7,897,931	126,688,148	167,611,313	58,681,207	48,332,752	19,674,190	11,931,696	114,756,452

(1) Includes operations with B3 S.A. - Brazil, Bolsa, Balcão (B3) and other stock and commodity exchanges as counterparty.

(2) Includes values traded at B3.

(3) It consists of transactions that are included in registration chambers, in accordance with Bacen regulations.

IV) Accounting Hedge

The effectiveness calculated for the hedge portfolio is in accordance with that established in Circular Bacen No. 3,082 / 2002. The following accounting hedge structures were established:

IV.I) Market Risk Hedge

The Bank's market risk hedge strategies consist of structures to protect against changes in market risk, in receipts and interest payments related to recognized assets and liabilities.

The market risk hedge management methodology adopted by the Bank segregates transactions by the risk factor (eg, Real / Dollar exchange rate risk, interest rate fixed in Reais, Dollar exchange rate risk, inflation, interest rate risk, etc.). The transactions generate exposures that are consolidated by risk factor and compared with pre-established internal limits.

To protect the variation of market risk in the receipt and payment of interest, the Bank uses swap contracts and interest rate futures contracts related to fixed-rate assets and liabilities.

The Bank applies the market risk hedge as follows:

• Designates Foreign Currency + Coupon swaps versus % CDI and Pre-Reais Interest Rate or contracts Dollar futures (DOL, DDI/DI) as a derivative instrument in Hedge Accounting structures, having as object item loan operations in foreign currency.

• The Bank has fixed interest rate risk generated by government bonds (NTN-F and LTN) in the portfolio of Financial Assets available for sale. To manage this mismatch, the entity contracts DI futures on the Exchange and designates them as a hedging instrument in a hedge accounting structure.

• The Bank has a risk to the IPCA index generated by debentures in the available-for-sale securities portfolio. To manage this mismatch, the Bank contracts IPCA futures (DAP) on the Exchange and designates them as a hedging instrument in a Hedge Accounting structure.

•  In the second quarter of 2022, a new hedge accounting structure was implemented, with designation as of April 1, 2022, in which the hedge relationship is to protect up to 100% of the debts that make up the Time Deposit portfolio and corresponding Banks called in Dollars, through the contracting of derivative financial instruments to hedge against exchange rate risk.

In market risk hedges, the results, both on hedge instruments and on objects (attributable to the type of risk being protected) are recognized directly in the income statement.

IV.II) Cash Flow Hedge

The Bank's cash flow hedge strategies consist of hedging exposure to changes in cash flows, interest payments and exchange rate exposure, which are attributable to changes in interest rates on recognized assets and liabilities and changes exchange rates for unrecognized assets and liabilities.

The Bank applies the cash flow hedge as follows:

• It contracts fixed-rate asset swaps and foreign currency liabilities and designates them as a hedge instrument in a Cash Flow Hedge structure, with the object of foreign currency loan operations negotiated with third parties through offshore agencies and securities Brazilian foreign debt held to maturity.

• It contracts Dollar futures or DDI + DI (Synthetic Dollar Futures) futures and designates them as a protection instrument in a Cash Flow Hedge structure, having as object item the Bank's credit portfolio in Dollars and Promissory Notes in portfolio of bonds and securities available for sale.

• The Bank has a post-fixed interest rate risk arising from the treasury bills classified as available for sale, which present expected cash flows subject to Selic variations over their duration. To manage these fluctuations, the Bank contracts DI futures and designates them as a hedging instrument in a Cash Flow Hedge structure.

• The Bank has a portfolio of assets indexed to the Euro and traded at the Offshore agency. In the transaction, the value of the asset in Euro will be converted to Dollar at the exchange contract rate for entering the transaction. From the conversion, the principal amount of the operation, already expressed in dollars, will be adjusted by a floating or pre-fixed rate. The assets will be hedged with Swap Cross Currency, in order to transfer the risk in Euro to LIBOR + Coupon.

In cash flow hedge, the effective portion of the variation in the value of the hedge instrument is temporarily recognized in equity under the caption equity valuation adjustments until the forecasted transactions occur, when that portion is recognized in the income statement. The ineffective portion of the variation in the value of foreign exchange hedge derivatives is recognized directly in the income statement. As of June 30, 2022 and December 31, 2020, no result was recorded for the ineffective portion.

	06/30/2022	12/31/2021
Hedge Structure	Effective Portion Accumulated	Effective Portion Accumulated
Fair Value Hedge
Treasury bonds (LTN, NTN-F)	2,821,965	3,756,394
Trade Finance Off	(2,323)	728
Total	2,819,642	3,757,122

Cash Flow Hedge
Eurobonds	-	-
Trade Finance Off	(154,938)	(236,630)
CDB	-	402,779
Treasury bonds (LFT)	(593,039)	(982,648)
Total	(747,976)	(816,500)

						06/30/2022						12/31/2021
Strategies	Adjustment to Value Market		Market Value		Notional		Adjustment to Value Market		Market Value		Notional
Fair Value Hedge	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)
Swap Agreements	58,185	83,888	512,122	523,293	453,937	439,405	3,175	(2,204)	-	82,563	84,937	84,767
Hegde of Credit Operations	58,185	83,888	512,122	523,293	453,937	439,405	3,175	(2,204)	-	82,563	84,937	84,767
Futures Contracts	244,695	237,221	49,892,512	49,586,906	49,647,818	49,349,685	(2,031,108)	(7,913)	44,320,021	41,430,054	46,351,129	41,437,967
Hegde of Securities	20,961	24,873	18,168,923	18,150,403	18,147,962	18,125,530	(2,046,793)	6,527	41,565,506	38,593,904	43,612,299	38,587,378
Credit Operations Hedge	87,798	170,766	5,408,363	3,481,136	5,320,564	3,310,370	15,685	(14,439)	2,754,515	2,836,150	2,738,830	2,850,589
Funding Hedge	135,935	41,582	26,315,226	27,955,367	26,179,291	27,913,784	-	-	-	-	-	-

Cash Flow Hedge
Futures Contracts	-	13,303	35,711,172	34,340,138	35,711,172	34,326,836	1,630,661	(616,062)	119,760,298	110,316,582	128,673,067	110,932,643
Hegde of Credit Operations	-	11,505	2,751,875	2,597,722	2,751,875	2,586,217	1,508,397	(577,845)	30,167,942	27,965,018	28,659,545	28,542,862
Hegde of Securities	-	1,798	32,959,297	31,742,417	32,959,297	31,740,619	(10,543,430)	(26)	79,293,570	71,320,756	89,837,000	71,320,781
Funding Hedge	-	-	-	-	-	-	122,264	(38,191)	10,298,786	11,030,809	10,176,522	11,069,000

				06/30/2022	12/31/2021
	Up to	From 3 to	Above
Strategies	3 Month	12 Months	12 Months	Total	Total
Fair Value Hedge
Swap Contracts	-	-	83,888	83,888	82,563
Credit Operations Hedge	-	-	83,888	83,888	82,563
Futures Contracts	35,014	135,349	66,859	237,221	41,430,054
Hegde of Securities	35,014	135,752	-	170,766	2,836,150
Securities Hedge	-	(403)	25,277	24,873	38,593,904
Hedge of Funding	-	-	41,582	41,582	-

Cash Flow Hedge
Futures Contracts	-	13,303	-	13,303	110,316,582
Hegde of Securities	-	11,505	-	11,505	27,965,018
Securities Hedge	-	1,798	-	1,798	71,320,756
Hedge of Funding	-	-	-	-	11,030,809

(*) The Bank has cash flow hedge strategies, the objects of which are assets in its portfolio, which is why we have shown the liability side of the respective instruments. For structures whose instruments are futures, we show the notional's balance, recorded in a memorandum account.

(1) Credit amounts refer to lending operations and lending operations to passive operations.

In the Bank and Consolidated, the effect of mark-to-market of swap contracts and future assets corresponds to a credit in the amount of R$744,519 (12/31/2021 - R$193,793) and is recorded in equity, shareholders' equity of tax effects, of which R$ 0 will be realized against revenue in the next twelve months.

V) Information on Credit Derivatives

Banco Santander uses credit derivatives with the objectives of performing counterparty risk management and meeting its customers' demands, performing protection purchase and sale transactions through credit default swaps and total return swaps, primarily related to Brazilian sovereign risk securities.

Total Return Swaps – TRS

Credit derivatives are where the exchange of the return of the reference obligation occurs through a cash flow and where, in the event of a credit event, the protection buyer is usually entitled to receive from the protection seller the equivalent of the difference between the and the fair value (market value) of the reference obligation on the settlement date of the contract.

Credit Default Swaps – CDS

These are credit derivatives where, in the event of a credit event, the protection buyer is entitled to receive from the protection seller the equivalent of the difference between the face value of the CDS agreement and the fair value (market value) of the reference obligation on the settlement date of the contract. In return, the seller receives compensation for the sale of the protection.

Below, the composition of the Credit Derivatives portfolio shown by its reference value and effect in the calculation of Required Stockholders' Equity.

				Notional
		06/30/2022		12/31/2021
	Retained Risk - Total Rate of Return Swap	Transferred Risk - Credit Swap	Retained Risk - Total Rate of Return Swap	Transferred Risk - Credit Swap
Credit Swaps	3,739,852	-	3,984,392	-
Total	3,739,852	-	3,984,392	-

During the period, there was no credit event related to taxable events provided for in the contracts.

		06/30/2022		12/31/2021
Maximum Potential for Future Payments - Gross	Over 12 Months	Total	Over 12 Months	Total
Per Instrument: CDS	3,739,852	3,739,852	3,984,392	3,984,392
Per Risk Classification: Below Investment Grade	3,739,852	3,739,852	3,984,392	3,984,392
Per Reference Entity: Brazilian Government	3,739,852	3,739,852	3,984,392	3,984,392

VI) Derivative Financial Instruments - Margins Pledged as Guarantee

The margin given in guarantee for transactions traded at B3 with own and third party derivative financial instruments is composed of federal public securities.

	06/30/2022	12/31/2021
Financial Treasury Bill - LFT	16,743,524	31,305,549
National Treasury Bill - LTN	2,067,868	3,751,223
National Treasury Notes - NTN	23,031,422	7,725,538
Total	41,842,814	42,782,310

b) Financial instruments - Sensitivity analysis

The risk management is focused on portfolios and risk factors pursuant to the requirements of regulators and good international practices.

Financial instruments are segregated into trading and Banking portfolios, as in the management of market risk exposure, according to the best market practices and the transaction classification and capital management criteria of the New Standardized Approach of regulators. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading, and the Banking portfolio consists of core business transactions arising from the different Banco Santander business lines and their possible hedges. Accordingly, based on the nature of Banco Santander’s activities, the sensitivity analysis was presented for trading and Banking portfolios.

Banco Santander performs the sensitivity analysis of the financial instruments in accordance with requirements of regulatory bodies and international best practices, considering the market information and scenarios that would adversely affect the positions and the income of the Bank.

The table below summarizes the stress amounts generated by Banco Santander’s corporate systems, related to the Banking and trading portfolio, for each one of the portfolio scenarios as of June 30, 2022.

Trading Portfolio				Consolidated
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(1,808)	(60,786)	(121,572)
Coupon Interest Rate	Exposures subject to Changes in Coupon Rate of Interest Rate	(38)	(574)	(1,148)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(347)	(1,465)	(2,930)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(255)	(3,279)	(6,558)
Foreign Currency	Exposures subject to Foreign Exchange	(841)	(21,027)	(42,053)
Eurobond/Treasury/Global	Exposures subject to Interest Rate Variation on Papers Traded on the International Market	(201)	(1,516)	(3,033)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(1,302)	(15,357)	(30,713)
Shares and Indexes	Exposures subject to Change in Shares Price	(161)	(4,027)	(8,054)
Commodities	Exposures subject to Change in Commodity Price	(145)	(3,628)	(7,257)
Total (1)		(5,098)	(111,659)	(223,318)

(1) Amounts net of tax effects.

Scenario 1: shock of +10 bps and -10 bps in the interest curves and 1% for price changes (currencies and shares), considering the largest losses by risk factor.

Scenario 2: shock of + 25% and -25% in all risk factors, considering the largest losses by risk factor.

Scenario 3: shock of + 50% and -50% in all risk factors, considering the largest losses by risk factor.

Banking Portfolio				Consolidated
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(58,043)	(2,357,440)	(5,003,584)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to Change in Exchange TR and TJLP	(6,106)	(156,547)	(293,217)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(32,863)	(474,732)	(875,698)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(11,418)	(85,156)	(162,192)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(198)	(6,058)	(12,580)
Interest Rate Markets International	Exposures subject to Changes in Interest Rate Negotiated Roles in International Market	(31,337)	(272,646)	(561,308)
Foreign Currency	Exposures subject to Foreign Exchange	(2,315)	(57,864)	(115,728)
Total (1)		(142,280)	(3,410,442)	(7,024,308)

(1) Values calculated based on the consolidated information of the institutions.

Scenario 1: shock of +10 bps and -10 bps in the interest curves and 1% for price changes (currencies and shares), considering the largest losses by risk factor.

Scenario 2: shock of + 25% and -25% in all risk factors, considering the largest losses by risk factor.

Scenario 3: shock of + 50% and -50% in all risk factors, considering the largest losses by risk factor.

c) Off-balance funds under management

Banco Santander has under its management investment funds for which it does not hold any substantial participation interests and does not act as principal over the funds, and it does not own any shares of such funds. Based on the contractual relationship governing the management of such funds, third parties who hold the participation interests in such funds are those who are exposed to, or have rights, to variable returns and have the ability to affect those returns through power over the fund. Moreover, though Santander Brasil acts as fund manager, in analyzing the fund manager’s remuneration regime, the remuneration regime is proportionate to the service rendered, and therefore does not create exposure of such importance to indicate that the fund manager is acting as the principal.

The funds managed by Banco Santander not recorded in the balance sheet are as follows:

	06/30/2022	12/31/2021
Funds under management	2,572,673	2,770,684
Managed funds	263,217,162	192,927,475
Total	265,789,835	195,698,159

d) Third-party securities held in custody

As of June 30, 2022 and December 31, 2021, the Bank held debt securities and premium securities in custody totaling R$ 66,744,338 and R$37,998,502, respectively.

e) Pandemic Effects - COVID-19

The Bank monitors the effects of this pandemic that affect its operations and that could adversely affect its results. Since the beginning of the pandemic in Brazil, Committees have been structured to monitor the effects of the spread and its consequences, with actions to mitigate the impacts of COVID-19.

The Bank maintains its operational activities, observing the protocols of the Ministry of Health and other Authorities. Among the actions taken in 2022, we highlight (a) encouraging and monitoring the vaccination rate of employees (b) testing protocol for contacts, regardless of the presence of symptoms, and suspected cases (c) safe return of the group with the highest risk to face-to-face work and maintenance in a remote environment for those with special medical conditions.

Even with the fall of the state of public emergency and the easing of distancing measures, the contamination rates and the severity of the cases continue to be monitored by the Administration until there is greater technical certainty regarding the impact of the disease at a global level.

19.   Subsequent Events

Increases in the share capital of Aymoré Crédito, Financiamento e Investimento S.A.

On May 23, 2022, Banco Santander (Brasil) S.A. (“Banco Santander”) subscribed for an increase in the share capital of Aymoré Crédito, Financiamento e Investimento S.A. (“Aymoré”) in the amount of BRL 20,000,000,000.00 (twenty billion reais), paying in that opportunity BRL 10,000,000,000.00 (ten billion reais), in this sense Aymoré’s capital stock became BRL 21,447,672,599.62 (twenty-one billion, four hundred and forty-seven million, six hundred and seventy-two thousand, five hundred and ninety-nine reais and sixty-two centavos), partially paid in. On July 7, 2022, the capital increase was approved by the Central Bank of Brazil (“BACEN”). On July 8, 2022, Banco Santander paid in the remaining amount of R$10,000,000,000.00 (ten billion reais) referring to the subscription carried out on May 23, 2022. On July 8, 2022, a new capital increase with the subscription of BRL 20,000,000,000.00 (twenty billion reais) by Banco Santander, with BRL 10,000,000,000.00 (ten billion reais) paid in immediately. After this new subscription, the share capital of Aymoré became BRL 41,447,672,599.62 (forty-one billion, four hundred and forty-seven million, six hundred and seventy-two thousand, five hundred and ninety-nine reais and sixty-two cents ) partially paid in. The capital increase approved on July 8, 2022 is pending approval by BACEN.

APPENDIX I - STATEMENTS OF VALUE ADDED

	01/01 to 06/30/2022		01/01 to 06/30/2021
Interest and similar income	54,273,861		33,832,789
Fee and commission income (net)	7,419,442		7,799,754
Impairment losses on financial assets (net)	(11,364,934)		(7,913,309)
Other income and expense	342,210		1,124,573
Interest expense and similar charges	(29,323,041)		(9,622,549)
Third-party input	(3,861,105)		(3,795,805)
Materials, energy and other	(477,179)		(357,457)
Third-party services	(3,142,242)		(2,922,783)
Impairment of assets	(56,459)		(9,869)
Other	(185,225)		(505,696)
Gross added value	17,486,433		21,425,453
Retention
Depreciation and amortization	(1,256,946)		(1,255,837)
Added value produced	16,229,487		20,169,616
Investments in affiliates and subsidiaries	65,859		76,525
Added value to distribute	16,295,346		20,246,141
Added value distribution
Employee	4,247,041	26.1%	4,144,959	20.5%
Compensation	3,052,215		2,814,036
Benefits	853,595		763,618
FGTS	247,448		453,572
Other	93,782		113,733
Taxes, fees and contributions	4,041,338	24.8%	8,007,419	39.6%
Federal	3,579,775		7,563,685
State	427		376
Municipal	461,136		443,358
Compensation of third-party capital - rental	5	0.0%	21,349	0.1%
Remuneration of interest on capital	8,006,962	49.1%	8,072,141	39.9%
Dividends and interest on capital	4,700,000		3,000,000
Profit Reinvestment	3,243,497		5,052,689
Profit (loss) attributable to non-controlling interests	63,465		19,725
Total	16,295,346	100.0%	20,246,141	100.0%

Performance Review

Dear Stockholders:

We present the Performance Commentary to the Condensed Individual and Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander or Banco) for the period ended June 30, 2022, prepared in accordance with the International Financial Reporting Standards (IFRS) standards issued by the Accountant Standards Board (IASB), and the interpretations issued by the IFRS Interpretations Committee (name of the International Financial Reporting Interpretations Committee – IFRIC).

1. Macroeconomic Environment

At the end of the second quarter of 2022, Banco Santander observed that the median of the projections regarding the performance of the Brazilian economy indicate a growth of the Brazilian GDP of 1.2% in 2022 compared to the expansion of 4.6% in the previous year. The projection for 2022 is higher than that observed at the end of the first quarter and, in the Bank's assessment, was influenced by the recent publication that the effective result observed in that period was beyond the market consensus - the median of the estimates indicated a seasonally adjusted quarterly expansion of 0.5% for the first quarter of 2022. The economic activity data released was in line with our GDP growth estimate in the previous quarter, we estimated a growth of 1.0% and reinforced our expectation that the Brazilian economy will grow 1.2% in 2022.

In the last quarter, the Bank witnessed the interannual variation of the IPCA reach 12.1%, a level above the target of 3.50% determined for 2022 and higher than the value of 9.5% projected by Santander for the same year. The Bank understands that this inflationary environment and its balance of risks were the reasons for the Central Bank of Brazil to raise the basic interest rate to 11.75% p.a. to 13.25% p.a. between the end of the second quarter of 2022 and the previous quarter. Santander believes that this approach to the Selic rate increases the chance that inflation will converge to the targets established within the time horizon relevant to monetary policy. In this sense, the Bank projects that the Selic rate will reach 5.3% p.a. at the end of 2023 and 3.0% p.a. at the end of 2024.

Regarding the behavior of the exchange rate, Banco Santander saw the quotation of the Brazilian currency against the US dollar closing the second quarter of 2022 at R$5.10/US$. That is, above the rate of R$4.74/US$ seen at the end of the previous quarter. This trajectory of devaluation of the real is in line with our forecast that the exchange rate will end the year 2022 quoted at R$5.15/US$.

The performances mentioned above took place in the midst of an international environment that the Bank considered unfavorable and which highlighted the following themes: 1) intensification of the pace of monetary policy adjustment in the US; 2) beginning of normalization of monetary policy in the Euro Zone; 3) a new outbreak of COVID-19 contamination in China, causing the re-implantation of lockdowns in important cities in the country such as Shanghai and Beijing and; 4) an increase in the price of a barrel of oil resulting from supply restrictions, which reinforced inflationary pressures around the world. In the domestic environment, Santander understands that the main themes were the following: 1) approval of tax measures to try to alleviate inflationary pressures, which increased discomfort with the dynamics of public accounts in the years ahead and; 2) withdrawal of potential presidential candidates, reinforcing the polarized nature of this year's election.

2. Performance

2.1) Corporate Net Income

Consolidated Income Statements (R$ Millions)	1S22	1S21	annual changes%	2Q22	1Q22	quarter changes %
Interest Net Income	24,950.8	24,210.2	3.1	11,502.6	13,448.2	(14.5)
Income from equity instruments	20.0	14.2	41.0	20.2	(0.2)	(10,202.0)
Income from companies accounted for by the equity method	65.9	76.5	(13.9)	43.0	22.9	87.6
Fees and Comission (net)	7,419.4	7,799.8	(4.9)	3,775.1	3,644.3	3.6
Gains (losses) on financial assets and liabilities (net) + Exchange differences (net)	1,169.0	2,160.0	(45.9)	1,373.1	(204.1)	(772.8)
Other operating expense (net)	(25.3)	(447.3)	(94.3)	(22.0)	(3.3)	567.8
Total Income	33,599.8	33,813.4	(0.6)	16,692.1	16,907.7	(1.3)
Administrative expenses	(8,745.8)	(8,207.1)	6.6	(4,241.3)	(4,504.5)	(5.8)
Depreciation and amortization	(1,256.9)	(1,255.8)	0.1	(652.1)	(604.8)	7.8
Provisions (net)	(895.9)	(767.2)	16.8	(230.0)	(665.9)	(65.5)
Impairment losses on financial assets and other assets (net)	(11,421.4)	(7,923.2)	44.2	(6,299.3)	(5,122.1)	23.0
Gains (losses) on disposal of assets not classified as non-current assets held for sale	8.8	40.5	(78.4)	12.0	(3.2)	(473.6)
Gains (losses) on non-current assets held for sale not classified as discontinued operations	72.9	39.1	86.5	13.1	59.8	(78.0)
Operating Profit Before Tax	11,361.5	15,739.7	(27.8)	5,294.4	6,067.1	(12.7)
Income taxes	(3,354.6)	(7,667.3)	(56.2)	(1,106.9)	(2,247.7)	(50.8)
Consolidated Net Income	8,007.0	8,072.4	(0.8)	4,187.6	3,819.4	9.6

OPERATING RESULT BEFORE ADJUSTED TAXATION	1S22	1S21	annual variation%	2Q22	1Q22	quarter changes %
(R$ Million)
Result before Taxation	11,361.5	15,739.7	(27.8)	5,294.4	6,067.1	(12.7)
Income Tax and Social Contribution (hedge)	-	(792.4)	(100.0)	-	-	-
PIS/Cofins (hedge)	(122.5)	(133.4)	(8.2)	179.4	(301.9)	(159.4)
Result before Taxation Adjusted	11,239.0	14,813.9	(24.1)	5,473.8	5,765.2	(5.1)

INCOME TAX	1S22	1S21	annual variation%	2Q22	1Q22	quarter changes %
(R$ Million)
Income tax	(3,354.6)	(7,667.3)	(56.2)	(1,106.9)	(2,247.7)	(50.8)
Income Tax and Social Contribution (hedge)	-	792.4	(100.0)	-	-	-
PIS/Cofins (hedge)	122.5	133.4	(8.2)	(179.4)	301.9	(159.4)
Adjusted Income Tax	(3,232.1)	(6,741.5)	(52.1)	(1,286.3)	(1,945.8)	(33.9)

The annualized return based on the accounting result for the semester on average equity reached 14.9% in the first semester of 2022, a decrease of 0.7% p.p. compared to the first half of 2021.

a) Currency Hedge of the Grand Cayman and Luxembourg Branches

Banco Santander operates branches in the Cayman Islands and Luxembourg, which are mainly used to raise funds in the international capital and financial markets, to provide the Bank with lines of credit that are extended to its customers for trade finance. abroad and working capital. To cover the exposure to exchange variations, the Bank uses external funding and derivative instruments. In accordance with Brazilian tax rules, as of January 2021, 50% of the gains or losses arising from the impact of the appreciation or devaluation of the Real on foreign investments started to be computed in the determination of the taxable income and in the calculation basis of the Contribution Social Security on Net Income (CSLL) of the investing legal entity domiciled in the country, while gains or losses from obligations and derivative instruments used as hedging are 100% taxable or deductible. The purpose of these derivative instruments is to protect net income after taxes. As of 2022, in compliance with Law No. 14,031, all exchange variation began to be computed in the taxable base of IRPJ and CSLL.

The different tax treatment of such exchange differences results in volatility in the operating result and in the tax expense (PIS/Cofins) and income tax (IR/CSLL) accounts, as shown below:

Foreign Exchange Hedge of the Grand Cayman and Luxembourg Branches (R$ Million)	1S22	1S21	annual changes%
Exchange Variation - Profit From Financial Operations	(2,500.3)	(1,944.4)	28.6
Derivative Financial Instruments - Profit From Financial Operations	2,622.8	2,869.3	(8.6)
Income Tax and Social Contribution	-	(792.4)	(100.0)
PIS/Cofins	(122.5)	(133.4)	(8.2)

2.2) Assets and Liabilities

Consolidated Balance Sheet (R$ Million)	Jun/22	Dec/21	annual changes %
Cash and Balances with the Brazilian Central Bank	16,427.9	16,657.2	(1.4)
Financial Assets Measured At Fair Value Through Profit Or Loss	46,118.8	18,858.8	144.5
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	84,614.4	70,570.7	19.9
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	1,073.3	870.2	23.3
Financial Assets Measured At Fair Value Through Other Comprehensive Income	69,358.6	101,241.8	(31.5)
Financial Assets Measured At Amortized Cost	656,610.5	633,241.4	3.7
Hedging Derivatives	385.6	342.5	12.6
Non-Current Assets Held For Sale	763.2	816.3	(6.5)
Investments in Associates and Joint Ventures	1,682.2	1,232.6	36.5
Tax Assets	44,328.9	41,757.3	6.2
Other Assets	9,052.0	6,049.0	49.6
Tangible Asset	8,295.2	8,783.8	(5.6)
Intangible Asset	31,141.0	30,786.8	1.2
TOTAL ASSETS	969,851.8	931,208.4	4.1
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	40,786.0	36,952.6	10.4
Financial Liabilities Measured At Fair Value Through Profit Or Loss	8,829.3	7,459.8	18.4
Financial Liabilities at Amortized Cost	782,113.2	750,093.7	4.3
Hedge Derivatives	117.4	447.0	(73.7)
Provisions	10,426.4	11,604.5	(10.2)
Tax Liabilities	8,709.4	8,175.0	6.5
Other Liabilities	10,602.1	10,501.3	1.0
TOTAL LIABILITIES	861,583.9	825,233.9	4.4
Shareholders' Equity Attributable to the Controller	107,803.5	105,640.1	2.0
Non-controlling interests	464.4	334.3	38.9
Total Equity	108,267.9	105,974.5	2.2
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	969,851.8	931,208.4	4.1

2.3) Stockholders’ Equity

As of June 30, 2022, Banco Santander's consolidated shareholders' equity increased by 2.2% compared to December 31, 2021.

The variation in Shareholders' Equity between June 30, 2022 and December 31, 2021 was mainly due to the positive equity valuation adjustment in employee benefit plans in the amount of R$132 million and net of tax effects from the net income of period in the amount of 8,007 million and with negative equity valuation of financial assets measured at fair value through Profit and Loss-Hedge of Cash Flow and Investment in the amount of 386 million and Financial Assets Measured at Fair Value through Other Results Comprehensive of 407 million.

For additional information, see note 11 to the financial statements.

2.4) Basel Index

Bacen determines whether financial institutions manage a Reference (PR), PR Level I and Capital Principal compatible with the risks of their activities, superior to the minimum Requirement of Requirement of Exemption, representing the entire amount of risk parcels. of market and operational risk.

Conforms to the CMN Resolution No. 4,958 / 2021, the PR requirement is 11.50%, including 8.00% of the Minimum Reference of Capital, but 2.50% of the Additional of the Conservation of Capital and 1.00% of the Additional Systemic. The PR Level I is 9.50% and the Minimum Principal is 8.00%.

Continued with the adoption of the established regimes on the CMN Resolution nº 4,955 / 2021, the increase in the capital indices calculated on the basis of consolidated form based on the information of the Prudenial Conglomerate, which is defined as the Resolution on the CMN n°4,950/2021 follow:

Basel Index%	Jun/22	Dec/21
Tier I Regulatory Capital	76,350.3	76,969.9
Principal Capital	69,626.6	69,919.9
Supplementary Capital	6,723.7	7,050.1
Tier II Regulatory Capital	12,659.1	12,591.3
Regulatory Capital (Tier I and II)	89,009.4	89,561.2
Credit Risk	546,464.4	527,119.3
Market Risk	20,899.8	15,122.2
Operational Risk	59,663.3	58,499.8
Total RWA	627,027.5	600,741.3
Basel I Ratio	12.18	12.81
Basel Principal Capital	11.10	11.64
Basel Regulatory Capital	14.20	14.91

2.5) Main Subsidiaries

The table below shows the balances of total assets, shareholders' equity, net income and loan operations portfolio prepared in accordance with accounting practices adopted in Brazil applicable to entities authorized to operate by Bacen, for the semester ended June 30, 2022, of the main subsidiaries of Banco Santander:

Subsidiaries (R$ Millions)	Total Assets	Stockholders' Equity	Net Income	Loan Portfolio	Ownership/Interest (%)
Aymoré Crédito, Financiamento e Investimento S.A.	69,333.3	12,305.2	375.4	54,571.9	100.00%
Santander Leasing S.A. Arrendamento Mercantil	15,020.1	11,053.3	325.2	2,609.8	100.00%
Santander Corretora de Seguros, Investimento e Serviços S.A.	11,669.8	4,597.6	567.1	-	100.00%
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.	3,547.9	3,290.4	153.6	-	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A.	1,257.9	806.8	66.9	-	100.00%

The financial statements of the Subsidiaries above were prepared in accordance with the accounting practices adopted in Brazil, established by the Brazilian Corporate Law, in conjunction with the CMN, Bacen rules and model of the document provided for in the Accounting Plan of Cosif Institutions, of CVM , in which they do not conflict with the rules issued by Bacen, without the elimination of transactions with related companies.

3. Corporate Restructuring

During the semester ended June 30, 2022 and the year ended December 31, 2021, several corporate movements were implemented in order to reorganize the operations and activities of the entities in accordance with Banco Santander's business plan.

For additional information, see Note 2 to the financial statements.

4. Strategy and Rating Agencies

For information regarding the Bank's strategy and rating at rating agencies, see the Results Report available at www.santander.com.br/ri.

5. Corporate Governance

The Governance structure of Banco Santander Brasil is made up of the Executive Board and its Executive Committee made up of the Chief Executive Officer and Executive Vice-Presidents, and by the Board of Directors and its Advisory Committees, which are: Audit, Risks and Compliance, Sustainability, Compensation and Appointment and Governance.

For more information on the corporate governance practices adopted by Banco Santander Brasil and resolutions of the Board of Directors, see the electronic address www.santander.com.br/ri.

6. Risk Management

On February 23, 2017, Bacen published CMN Resolution No. 4,557, which provides for the risk and capital management structure (GIRC) coming into force in the same year. The resolution highlights the need to implement an integrated risk and capital management structure, definition of an integrated stress test program and Risk Appetite Statement (RAS - Risk Appetite Statement), creation of a Risk Committee, definition of a disclosure policy of published information, appointment of director for risk management, director of capital and director responsible for the information disclosure policy.

Banco Santander takes the necessary actions on a continuous and progressive basis, with a view to complying with the resolution. No relevant impacts arising from this standard were identified.

For more information, see explanatory note nº 18 of this publication.

Capital Management

Banco Santander's capital management structure has robust governance, which supports the processes related to this topic and establishes the attributions of each of the teams involved. In addition, there is a clear definition of the guidelines that must be adopted for the effective management of capital. Further details can be consulted in the Risk and Capital Management Structure, available on the Investor Relations website.

Internal Audit

Internal Audit reports directly to the Board of Directors, with the Audit Committee responsible for its supervision.

Internal Audit is a permanent function, independent from any other function or unit, whose mission is to provide the Board of Directors and senior management with independent assurance on the quality and effectiveness of internal control, risk management processes and systems (currently or emerging) and government, thus helping to protect the organization's value, solvency and reputation. Internal Audit has a quality certificate issued by the Institute of Internal Auditors (IIA).

In order to fulfill its functions and hedging risks inherent to Banco Santander's activity, Internal Audit has a set of tools developed internally and which are updated when necessary. Among them, the risk matrix stands out, used as a planning tool, prioritizing the risk level of the auditable universe, considering, among others, its inherent risks, the last audit rating, the degree of compliance with the recommendations and their dimension. The work programs, which describe the audit tests to be performed, are periodically reviewed.

The Audit Committee and the Board of Directors favorably analyzed and approved the Internal Audit work plan for the year 2022.

7. People

At Santander, we continue to take care of our people. After all, they are the ones who think, design, develop, interact and build what Santander wants to be. This is why the Bank invests in each of its 52,993 employees here in Brazil.

On the subject of Health, we have implemented a series of actions to promote the well-being and physical and emotional health of our employees, especially at this time of resumption after COVID-19, always following the guidelines of Organs health and health bodies.

For the development of our people, the Corporate University – the Santander Academy, works for a strong, transversal culture, enabling everyone, online and in person, to improve what they already know and explore new possibilities. From mandatory certifications for certain functions to Digital Leadership courses, the most important thing is to get out of your comfort zone and invest in yourself by expanding your knowledge and repertoire.

Santander supports leaders and managers so that they are close and available. This action is based on three pillars: Feedback, Open Chat and Personalized Recognition, ensuring alignment between everyone through recurring and frank conversations, career guidance and special moments to reward the growth of teams.

Santander values a diverse environment, where every skill and every difference is valued. An example is the Affinity Group, created to promote diversity and inclusion based on the 5 pillars: Female Leadership; Racial Equity; Disabled people; Diversity of Education, Experiences and Generations and the LGBT+ pillar. Another good example is the Talent Show. In it, Santander opens space to learn about the most different performances and explore the universe of skills that exist at the Bank, allowing interaction and fraternization among colleagues.

In the Customer sphere, we remain focused on offering the best products and services, in a Simple, Personal and Fair manner.

In this context, in May we had Todos na Mesma Página, which is an initiative created in 2021 and which takes place 3 times a year. At this meeting, we encouraged the reading of a book and provided a debate between our CEO and the entire organization. In this last presentation, we did in podcast format in the debate of the book “O Poder dos Momentos”, with the participation of 26 thousand spectators in the debate and brought the provocation of how we can create “unforgettable moments”, for our clients and our teams.

We also had our first Blood Donation Campaign of the year in May, with excellent attendance, saving more than 6,500 lives.

8. Sustainable Development

Banco Santander Brasil's Sustainability strategy is, based on principles of Responsibility, to support our transformation into the best consumer company in Brazil. For this, the focus on the client becomes even deeper and is allied to our purpose of generating value to society in general, in the social, environmental and governance aspects. These aspects have been deeply rooted in our culture and business for over 20 years.

Through this strategy, we today want to lead the transformation towards a better, more prosperous and fair society, maintaining excellence and responsibility in internal management, having ethical values as a base and technology at the service of people and businesses.

We recognize our role as a financial institution in promoting sustainable businesses, helping our communities to thrive. We highlight some initiatives in 2Q22:

Environmental

We enabled BRL 15.3 billion in sustainable businesses and maintained the leadership in the bookkeeping of CBIOs, a market that we helped create in 2020 and of which we currently account for 54.8% of the market share, operating in both the primary and secondary markets. We also launched our New Green Entrepreneur Plan, with differentiated financing conditions for works with environmental certification, both for Wholesale and SME customers.

In line with our NET ZERO commitment, we achieved 80% use of renewable energy in our administrative buildings and stores throughout Brazil, with our goal being to reach 100% by 2025. In addition, we migrated 100% of SX and Elite cards to recycled cards (76% of our card base).

Social

We continue to work so that everyone has opportunities. This quarter, we joined the Aliança pela Inclusão Productiva as founding members and launched the Santander Chama Public Notice, a platform through which employees indicate productive inclusion projects to receive support from the bank. At Santander Prospera Microfinanças, we reached 791 thousand active clients and a portfolio of R$ 2.3 billion.

In addition, we launched an engagement mechanism through Esfera, our rewards program, for donating drinking water through the use of loyalty points. In April, we organized, in partnership with the Bem Maior Movement, “LEGADO”, the largest philanthropy event in recent years in the country to reinforce the theme among great entrepreneurs and Brazilian families, with the participation of more than 600 people and excellent media coverage.

In the pursuit of gender equity, we reached 30.1% of women in leadership positions and 27.6% of blacks in the organization. Our ambition is to reach 40% representation of these two groups by 2025. The participation of women on the Board of Directors was 27% in the second quarter of 2022.

Governance

We launched the Santander Brasil 2021 ESG and Climate Actions Report (available at: santander.com.br/ri/relatórios), which reinforces our commitments to shareholders, customers, employees, suppliers and society, addressing the initiatives and results we have achieved in the last year.

9. Independent Audit

Banco Santander's policy, including its subsidiaries, in contracting services not related to the audit of the Financial Statements by its independent auditors, is based on Brazilian and international auditing standards, which preserve the auditor's independence. This rationale provides for the following: (i) the auditor must not audit its own work, (ii) the auditor must not perform managerial functions for its client, (iii) the auditor must not promote the interests of its client, and (iv) ) need for approval of any services by the Bank's Audit Committee.

In compliance with CVM Instruction 381/2003, Banco Santander informs that in the six-month period ended June 30, 2022, PricewaterhouseCoopers did not provide services unrelated to the independent audit of the Financial Statements of Banco Santander and subsidiaries greater than 5% of the total fees related to independent audit services.

Furthermore, the Bank confirms that PricewaterhouseCoopers has procedures, policies and controls in place to ensure its independence, which include the evaluation of the work performed, covering any service other than an independent audit of the Financial Statements of Banco Santander and its subsidiaries. This assessment is based on the applicable regulations and accepted principles that preserve the auditor's independence. The acceptance and provision of professional services not related to the audit of the Financial Statements by its independent auditors during the semester ended on June 30, 2022, did not affect the independence and objectivity in the conduct of the external audit examinations carried out at Banco Santander and other entities of the Group, once the above principles have been observed.

The Board of Directors

The Executive Board

(Authorized at the Board of Directors' Meeting of 07/27/2022).

Composition of Management Bodies as of June  30, 2022

Board of Directors

Sérgio Agapito Lires Rial - President

Alberto Monteiro de Queiroz Netto – Counselor

Angel Santodomingo Martell – Counselor

Deborah Patricia Wright - Counselor (independent)

Deborah Stern Vieitas - Counselor (independent)

Jose Antonio Alvarez Alvarez – Board Member

José de Paiva Ferreira – Counselor

José Garcia Cantera – Director

Marilia Artimonte Rocca - Director (independent)

Mario Roberto Opice Leão – Counselor

Pedro Augusto de Melo - Director (independent)
Audit Committee

Deborah Stern Vieitas – Coordinator

Maria Elena Cardoso Figueira – Qualified Technical Member

Rene Luiz Grande – Member

Vania Maria da Costa Borgerth – Member

Risk and Compliance Committee

Pedro Augusto de Melo – Coordinator

Sérgio Agapito Lires Rial – Member

José de Paiva Ferreira – Member

Virginie Genès-Petronilho – Member

Sustainability Committee

Marilia Artimonte Rocca – Coordinator

Andrea Marques de Almeida – Member

Álvaro Antônio Cardoso de Souza – Member

Carlos Aguiar Neto – Member

Luiz Masagão Ribeiro Filho – Member

Tasso Rezende de Azevedo – Member

Nomination and Governance Committee

Sérgio Agapito Lires Rial – Coordinator

Deborah Patricia Wright – Member

Luiz Fernando Sanzogo Giogi – Member

Pedro Augusto de Melo – Member

Compensation Committee

Deborah Patricia Wright – Coordinator

Sérgio Agapito Lires Rial – Member

Luiz Fernando Sanzogo Giogi – Member

Pedro Augusto de Melo – Member

Fiscal Council *

Louise Barsi - Effective member

Cassia Maria Matsuno Chibante - Effective Member

José Roberto Machado Filho - Effective member

Manoel Marcos Madureira - Substitute Member

Luciano Faleiros Paolucci - Substitute Member

Valmir Pedro Rossi - Substitute Member

* The Fiscal Council was installed at the Annual General Meeting held on April 30, 2021, and the members were approved by the Central Bank of Brazil on July 22, 2021, the date on which they took office in their respective positions.

Executive Board

Chief Executive Officer

Mario Roberto Opice Leão

Vice-President Executive Officer and Investor Relations Officer

Angel Santodomingo Martell

Vice-President Executive Officers

Alberto Monteiro de Queiroz Netto

Alessandro Tomao

Andrea Marques de Almeida

Antonio Pardo de Santayana Montes

Ede Ilson Viani

Elita Vechin Pastorelo Ariaz

Jean Pierre Dupui

Gilberto Duarte de Abreu Filho

Patrícia Souto Audi

Vanessa de Souza Lobato Barbosa

Officers without specific designation

Adriana Marques Lourenço de Almeida

Alexandre Guimarães Soares

Ana Paula Vitali Janes Vescovi

André de Carvalho Novaes

André Juaçaba de Almeida

André Rosenblit

Carlos Aguiar Neto

Celso Mateus de Queiroz

Claudenice Lopes Duarte

Francisco Soares da Silva Junior

Franco Luigi Fasoli

Geraldo José Rodrigues Alckmin Neto

Germanuela de Almeida de Abreu

Gustavo Alejo Viviani

Gustavo de Souza Fosse

Officers without specific designation

Igor Mario Puga

Jean Paulo Kambourakis

Luciana de Aguiar Barros

Luis Guilherme Mattoso de Oliem Bittencourt

Luiz Masagão Ribeiro Filho Franco Luigi Fasoli

Geraldo José Rodrigues Alckmin Neto

Germanuela de Almeida de Abreu

Gustavo Alejo Viviani

Gustavo de Souza Fosse

Igor Mario Puga

Jean Paulo Kambourakis

Luciana de Aguiar Barros

Luis Guilherme Mattoso de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marcelo Augusto Dutra Labuto

Maria Teresa Mauricio da Rocha Pereira Leite

Marilize Ferrazza Santinoni

Murilo Setti Riedel

Paulo César Ferreira de Lima Alves

Paulo Sérgio Duailibi

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Ricardo Olivare de Magalhães

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Rogério Magno Panca

Sandro Kohler Marcondes

Sandro Mazerino Sobral

Sandro Rogério da Silva Gamba

Thomaz Antonio Licarião Rocha

Tiago Celso Abate

Vítor Ohtsuki

Accountant

Diego Santos Almeida – CRC Nº 1SP316054/O-4

Declaration of Directors on the Financial Statements

For the purposes of complying with the provisions of article 27, paragraph 1, item VI, of the Securities Commission (CVM) Instruction 80, of March 29, 2022, the members of the Executive Board of Banco Santander (Brasil) SA (Banco Santander or Company) declare that they discussed, reviewed and agreed with the Financial Statements prepared by Banco Santander´s BRGAAP criteria, for the semester ended june 30, 2022, and the documents that comprise them, being: Management Report, balance sheets, statement results, statement of changes in equity, statement of cash flows, statement of added value and explanatory notes, which were prepared in accordance with accounting practices adopted in Brazil, in accordance with Law No. 6,404, of December 14, 1976 (Brazilian Corporate Law), the rules of the National Monetary Council, of the Central Bank of Brazil according to the model of Plan C of the National Financial System Institutions (COSIF) and other applicable regulations and legislation. The aforementioned Financial Statements and the documents that comprise them, were the subject of a report without reservation by the Independent Auditors regarding the recommendation for approval issued by the Company's Audit Committee and the favorable opinion of the Company's Fiscal Council.

Members of the Executive Board of Banco Santander on June 30, 2022:

Chief Executive Officer

Mario Roberto Opice Leão

Vice-President Executive Officer and Investor Relations Officer

Angel Santodomingo Martell

Vice-President Executive Officers

Alberto Monteiro de Queiroz Netto

Alessandro Tomao

Andrea Marques de Almeida

Antonio Pardo de Santayana Montes

Ede Ilson Viani

Elita Vechin Pastorelo Ariaz

Gilberto Duarte de Abreu Filho

Jean Pierre Dupui

Patrícia Souto Audi

Vanessa de Souza Lobato Barbosa

Officers without specific designation

Adriana Marques Lourenço de Almeida

Alexandre Guimarães Soares

Ana Paula Vitali Janes Vescovi

André de Carvalho Novaes

André Juaçaba de Almeida

André Rosenblit

Carlos Aguiar Neto

Celso Mateus de Queiroz

Claudenice Lopes Duarte

Francisco Soares da Silva Junior

Franco Luigi Fasoli

Geraldo José Rodrigues Alckmin Neto

Germanuela de Almeida de Abreu

Gustavo Alejo Viviani

Gustavo de Souza Fosse

Igor Mario Puga

Jean Paulo Kambourakis

Luciana de Aguiar Barros

Luis Guilherme Mattoso de Oliem Bittencourt

Luiz Masagão Ribeiro Filho Franco Luigi Fasoli

Geraldo José Rodrigues Alckmin Neto

Germanuela de Almeida de Abreu

Gustavo Alejo Viviani

Gustavo de Souza Fosse

Igor Mario Puga

Jean Paulo Kambourakis

Luciana de Aguiar Barros

Luis Guilherme Mattoso de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marcelo Augusto Dutra Labuto

Maria Teresa Mauricio da Rocha Pereira Leite

Marilize Ferrazza Santinoni

Murilo Setti Riedel

Paulo César Ferreira de Lima Alves

Paulo Sérgio Duailibi

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Ricardo Olivare de Magalhães

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Rogério Magno Panca

Sandro Kohler Marcondes

Sandro Mazerino Sobral

Sandro Rogério da Silva Gamba

Thomaz Antonio Licarião Rocha

Tiago Celso Abate

Vítor Ohtsuki

Directors' Statement on Independent Auditors

For the purposes of complying with the provisions of article 27, paragraph 1, item V, of the Securities and Exchange Commission (CVM) Instruction 80, of March 29, 2022, the members of the Executive Board of Banco Santander (Brasil) SA (Banco Santander or Company) declare that they have discussed, reviewed and agreed with the Financial Statements by the Banco Santander BRGAAP criterion, which includes the Independent Auditors' Report, related to the Financial Statements by Banco Santander BRGAAP criterion, for the semester ended june 30, 2022 , and the documents that comprise them, being: Performance Comments, balance sheets, income statement, statement of changes in equity, statement of cash flows, statement of added value and explanatory notes, which were prepared in accordance with accounting practices adopted in Brazil, in accordance with Law No. 6,404, of December 14, 1976 (Brazilian Corporate Law) tions), the rules of the National Monetary Council, the Central Bank of Brazil in accordance with the model of the Accounting Plan of the Institutions of the National Financial System (COSIF) and other applicable regulations and legislation. The aforementioned Financial Statements and the documents that comprise them, were the subject of a report without reservation by the Independent Auditors regarding the recommendation for approval issued by the Company's Audit Committee and the favorable opinion of the Company's Fiscal Council.

Members of the Executive Board of Banco Santander on June 30, 2022:

Chief Executive Officer

Mario Roberto Opice Leão

Vice-President Executive Officer and Investor Relations Officer

Angel Santodomingo Martell

Vice-President Executive Officers

Alberto Monteiro de Queiroz Netto

Alessandro Tomao

Andrea Marques de Almeida

Antonio Pardo de Santayana Montes

Ede Ilson Viani

Elita Vechin Pastorelo Ariaz

Gilberto Duarte de Abreu Filho

Jean Pierre Dupui

Patrícia Souto Audi

Vanessa de Souza Lobato Barbosa

Officers without specific designation

Adriana Marques Lourenço de Almeida

Alexandre Guimarães Soares

Ana Paula Vitali Janes Vescovi

André de Carvalho Novaes

André Juaçaba de Almeida

André Rosenblit

Carlos Aguiar Neto

Celso Mateus de Queiroz

Claudenice Lopes Duarte

Francisco Soares da Silva Junior

Franco Luigi Fasoli

Geraldo José Rodrigues Alckmin Neto

Germanuela de Almeida de Abreu

Gustavo Alejo Viviani

Gustavo de Souza Fosse

Igor Mario Puga

Jean Paulo Kambourakis

Luciana de Aguiar Barros

Luis Guilherme Mattoso de Oliem Bittencourt

Luiz Masagão Ribeiro Filho Franco Luigi Fasoli

Geraldo José Rodrigues Alckmin Neto

Germanuela de Almeida de Abreu

Gustavo Alejo Viviani

Gustavo de Souza Fosse

Igor Mario Puga

Jean Paulo Kambourakis

Luciana de Aguiar Barros

Luis Guilherme Mattoso de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marcelo Augusto Dutra Labuto

Maria Teresa Mauricio da Rocha Pereira Leite

Marilize Ferrazza Santinoni

Murilo Setti Riedel

Paulo César Ferreira de Lima Alves

Paulo Sérgio Duailibi

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Ricardo Olivare de Magalhães

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Rogério Magno Panca

Sandro Kohler Marcondes

Sandro Mazerino Sobral

Sandro Rogério da Silva Gamba

Thomaz Antonio Licarião Rocha

Tiago Celso Abate

Vítor Ohtsuki

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: July 27, 2022

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer Without Specific Designation

By:	/S/ Andrea Marques de Almeida
Andrea Marques de Almeida Vice - President Executive Officer